                                                Filed pursuant to Rule 424(b)(3)
                                                under the Securities Act of 1933
                                                      Registration No. 333-86626

[RADIAN LOGO]

                               Radian Group Inc.

           $220,000,000 2.25% Senior Convertible Debentures due 2022
                                      and
  3,809,524 Shares of Common Stock Issuable Upon Conversion of the Debentures
                               ($57.75 per share)

                            ------------------------

     This prospectus covers the resale by the selling securityholders, listed beginning on page 53 herein, of our 2.25% Senior Convertible Debentures, and shares of our common stock issuable upon conversion of the debentures.

     Shares of our common stock are quoted on the New York Stock Exchange under the symbol "RDN." The last reported sale price of the shares on May 29, 2002, was $53.20 per share.

     We do not intend to list the debentures for trading on any securities exchange or any automated quotation system.

     Pursuant to the terms of the indenture, we and each holder of the debentures will agree, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments. See "United States Taxation."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THESE SECURITIES.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this prospectus is October 3, 2002.

                      [This page intentionally left blank]

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, appearing elsewhere in, or incorporated by reference to, this prospectus. Investors should carefully consider the information set forth under "Risk Factors." Throughout this prospectus, unless the context otherwise requires, the term "Radian Group" refers to Radian Group Inc. and the terms "we," "us" and "our" refer to Radian Group Inc. and its subsidiaries.

                               RADIAN GROUP INC.

OUR BUSINESSES

     We are a broad based credit enhancement company. We are a leading provider of private mortgage insurance coverage, mortgage related services and financial guaranty insurance. We have been a provider of private mortgage insurance in the United States since 1978. Our current strategic focus is to diversify our product offering both domestically and internationally through completed acquisitions and introductions of new products. This diversification is well underway.

     Our private mortgage insurance business covers residential first mortgage loans and expands home ownership opportunities by enabling people to purchase homes with less than 20% down payments. Private mortgage insurance also facilitates the sale of mortgage loans in the secondary mortgage market, principally to Fannie Mae and Freddie Mac. We also provide credit insurance on non-traditional mortgage related assets, such as second mortgages and manufactured housing, and provide credit enhancement to mortgage related capital market transactions. Our mortgage insurance subsidiaries have claims paying ratings of "AA" (excellent) by Standard & Poor's Rating Services, a division of McGraw-Hill Companies, Inc. referred to herein as S&P, and Fitch Ratings, referred to herein as Fitch, and a financial strength rating of "Aa3" (excellent) by Moody's Investors Service, Inc., referred to herein as Moody's. Our mortgage insurance subsidiaries generated 77.7% of our total consolidated earnings for the year ended December 31, 2001.

     In addition to private mortgage insurance, we provide a wide range of mortgage services, including internet-based mortgage processing, closing and settlement services that reduce the cost and time needed for our customers to close on loans. We also purchase, service and securitize credit impaired and seller financed residential mortgages, and we purchase and service delinquent unsecured consumer assets. Our mortgage services subsidiaries generated 6.7% of our total consolidated earnings for the year ended December 31, 2001. For purposes of this summary, we have included the results of RadianExpress.com, Inc. (formerly known as ExpressClose.com, Inc.) in mortgage services because it is more consistent with our strategy of diversifying our revenue base through expanded mortgage services.

     Our financial guaranty business focuses on both directly insuring and reinsuring municipal bonds and structured products such as asset-backed obligations and credit default swaps. We believe there will be substantial opportunities for growth in the financial guaranty sector, particularly in the direct structured product business. Through Radian Reinsurance Inc. (formerly known as Enhance Reinsurance Company and referred to herein as "Radian Reinsurance"), we reinsure financial guaranties of municipal and structured product debt obligations from primary monoline financial guaranty companies. Radian Reinsurance has a financial strength rating of "AA" by S&P, "AAA" by Fitch and "Aa2" by Moody's. Through Radian Asset Assurance Inc. (formerly known as Asset Guaranty Insurance Company and referred to herein as Radian Asset Assurance), we are a direct writer of municipal bond insurance and financial guaranty insurance for structured finance products, including credit default swaps and asset-backed transactions and we also write trade credit reinsurance. Radian Asset Assurance has a claims paying ability rating of "AA" by S&P and Fitch. Our financial guaranty subsidiaries generated 15.6% of our total consolidated earnings for the year ended December 31, 2001.

     Our consolidated net income was $248.9 million for the year ended December 31, 2000, and $360.4 million for the year ended December 31, 2001. As of December 31, 2001, our total assets were $4.4 billion and our shareholders' equity was $2.3 billion.

OUR STRATEGY

     Our primary objective is to be a global credit enhancement services company providing superior returns while diversifying our product offering. The key components of our strategy are as follows:

     - Continue to grow our U.S. mortgage insurance and financial guaranty businesses;

     - Leverage our core competencies in new businesses, both domestically and internationally; and

     - Focus on being a low cost provider of services through technology and risk management.

     Our principal executive offices are located at 1601 Market Street, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 564-6600, and our internet address is www.radiangroupinc.com. The information contained on that web site is not incorporated by reference in this prospectus and shall not be considered a part of this prospectus.

                                  THE OFFERING

Issuer........................   Radian Group Inc.

Securities Offered............   $220,000,000 aggregate principal amount of
                                 2.25% Senior Convertible Debentures due 2022.

Offering Price................   Each debenture will be issued at a price equal
                                 to 100% of its principal amount plus accrued interest, if any, from January 11, 2002.

Maturity Date.................   January 1, 2022.

Ranking.......................   The debentures will be senior unsecured
                                 obligations of ours and will rank equal in right of payment with all our existing and future senior unsecured indebtedness including
                                 $250,000,000 in principal amount of our 7.75%
                                 Debentures due 2011.

                                 Also, as of the date of this prospectus, we have no secured indebtedness and $75,000,000 of outstanding debt of our subsidiaries which is structurally senior to the debentures.

Interest Payment Dates........   January 1 and July 1, beginning July 1, 2002.

Interest Rate.................   2.25% per annum.

Contingent Interest...........   The interest rate on the debentures will
                                 increase to the reset rate for any semi-annual period commencing on January 1, 2005, 2007,
                                 2009, 2012 and 2017, each of which we refer to as a reset rate determination date, if the trading price condition for that semi-annual period is satisfied. The trading price condition is satisfied for any semi-annual period if the closing sale price of our common stock for any 20 out of the last 30 trading days ending five days prior to the first day of such semi-annual period is

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

                                 less than or equal to 60% of the conversion price of the debentures in effect for each of those 20 trading days.

                                 Following an increase to the reset rate, the interest rate on the debentures will remain the reset rate unless and until the first day of a subsequent semi-annual period for which the trading price condition is not satisfied, at which time the interest rate on the debentures will revert to 2.25% per annum and will remain at such rate unless and until the trading price condition is satisfied for a semi-annual period commencing on a subsequent reset rate determination date.

                                 If the reset rate is in effect for a particular semi-annual period, we will pay a portion of any increase represented by the change to the reset rate as cash interest at an annualized rate of 0.35% per annum (0.175% per semi-annual period) and any remaining increase in interest will be added to the principal amount of the debentures (but which will not affect the number of shares of common stock issuable upon conversion of the debentures) and will be accrued and payable at maturity, upon any repurchase at the option of the holder or upon any optional redemption by us.

                                 The reset rate determined as of each reset rate determination date will be equal to 75% of the rate that would, in the sole judgment of the reset rate agent, result in a trading price of par of a hypothetical issue of senior, nonconvertible, noncontingent, fixed rate debt securities of ours with:

                                 - a final maturity comparable to the
                                   debentures;

                                 - an aggregate principal amount equal to the
                                   principal amount of the debentures then
                                   outstanding; and

                                 - covenants and other provisions that are,
                                   insofar as would be practicable for an issue of senior, nonconvertible, noncontingent, fixed-rate debt securities, substantially identical to those of the debentures, but which are not subject to repurchase by us at the option of the holder.

                                 In no case, however, will the reset rate ever be greater than 12% or less than 2.60%. Also, if the reset rate agent has not established the reset rate for the applicable semi-annual period, or if the reset rate agent determines in its sole judgement that there is no suitable reference rate from which the reset rate may be determined, the reset rate for that period will be the reset rate most recently determined. This is true except if there is no reset rate most recently determined, in which case the reset rate shall be a rate mutually agreed upon by the reset rate agent and us reflecting current market conditions. The reset rate will remain in effect until the reset rate agent determines that there is a suitable reference rate at which time the reset rate agent shall determine a new reset rate.

Conversion Rights.............   Holders may convert their debentures prior to
                                 stated maturity under any of the following circumstances:

                                 - during any conversion period if the closing
                                   sale price of our common stock for at least
                                   20 trading days in the 30 trading day period ending on the first day of such conversion period is more than 120% of the conversion price on that thirtieth trading day;

                                 - during the five business day period following
                                   any 10 consecutive trading-day period in which the average of the trading prices, as defined in this prospectus, for a debenture was less than 105% of the average sale prices, as defined in this prospectus, of our common stock multiplied by the number of shares into which such debenture is then convertible;

                                 - during any period after the 30th day
                                   following the initial issuance of the
                                   debentures that the credit rating assigned to the debentures by both Moody's and S&P is below Baa3 and BBB-, respectively, or if neither rating agency is rating the debentures;

                                 - if we have called the debentures for
                                   redemption; or

                                 - upon the occurrence of specified corporate
                                   transactions described under "Description of the Debentures -- Conversion Rights."

                                 For each $1,000 in principal amount of
                                 debentures surrendered for conversion, a holder initially will receive 17.316 shares of our common stock. This represents an initial conversion price of $57.75 per share of common stock. The conversion rate (and the conversion price) may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any. Upon conversion, holders will not receive any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion. Debentures or portions of debentures called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

                                 A "conversion period" will be the period from and including the thirtieth trading day in a fiscal quarter to but not including the thirtieth trading day in the immediately following fiscal quarter.

Sinking Fund..................   None.

Optional Redemption by Radian
  Group.......................   We may not redeem the debentures prior to
                                 January 1, 2005. We may redeem some or all of the debentures on or after January 1, 2005, for a price equal to the principal amount of the debentures plus any accrued and unpaid interest, including contingent interest and additional interest, if any, on such redemption date.

Repurchase Right of Holders...   Each holder of the debentures may require us to
                                 repurchase all or a portion of his, her or its debentures on January 1, 2005, 2007, 2009, 2012 and 2017 at a price equal to the principal amount thereof plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to the date of purchase. We may choose to pay the purchase price in cash, common stock, or a combination of cash and shares of our common stock. If we elect to pay all or a portion of the purchase price in common stock, the shares of common stock will be valued at 97.5% of the average closing sale price for the 20 trading days ending on the third day prior to the repurchase date.

Change of Control.............   Upon a change of control of Radian Group, the
                                 holder may require us, subject to certain conditions, to repurchase all or a portion of his, her or its debentures. We will pay a purchase price equal to the principal amount of such debentures plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to the purchase date. We may choose to pay the purchase price in cash, common stock, or a combination of cash and shares of our common stock. If we elect to pay all or a portion of the purchase price in common stock, the shares of our common stock will be valued at 97.5% of the average sale price for 20 trading days ending on the third day prior to the repurchase date.

Events of Default.............   If there is an event of default on the
                                 debentures, the principal amount of the
                                 debentures, plus any accrued and unpaid
                                 interest, including contingent interest and additional interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable in specified circumstances described under
                                 "Description of the Debentures -- Events of
                                 Default."

NYSE Symbol for our Common
  Stock.......................   Our common stock is traded on the New York
                                 Stock Exchange under the symbol "RDN."

                  [Remainder of page intentionally left blank]

                                  RISK FACTORS

     Our future results may be affected by the following material risks and uncertainties:

                                RISKS IN GENERAL

LOSING THE BUSINESS OF ANY MAJOR CUSTOMER COULD HARM OUR FINANCIAL PERFORMANCE

     Since our formation by the merger of Amerin Corporation into CMAC Investment Corporation on June 9, 1999, we have been dependent on a small number of customers for a substantial portion of our business risk. Our top 10 mortgage insurance customers were responsible for 46.1% of the direct primary risk in force, which refers to an aggregate amount equal to the principal amount of each of our insured loans multiplied by the percentage of that loan insured by us, at December 31, 2001. Our top 10 mortgage insurance customers were also responsible for 45.0% of our primary new insurance written in 2001.

     The concentration of business with our lenders may increase as a result of mergers or other factors. Such lenders may reduce the amount of business currently given to us or cease doing business with us altogether. Our master policies and related lender agreements do not, and by law cannot, require our lenders to do business with us. The loss of business from any major lender could materially adversely affect our business and financial results.

     Radian Reinsurance currently derives substantially all of its reinsurance premium revenues from four primary insurers. In addition, 42.0% of the total gross premiums of Radian Reinsurance and Radian Asset Assurance were also derived from these four primary insurers in 2001, as follows:

                                                              PERCENTAGE OF
                                                               2001 GROSS
NAME                                                            PREMIUMS
----                                                          -------------
MBIA Insurance Corporation..................................      18.8%
Financial Security Assurance Inc............................      15.2%
Ambac Assurance Corporation.................................       6.0%
Financial Guaranty Insurance Company........................       2.0%

     A substantial reduction in the amount of insurance ceded by one or more of these four principal clients could have a material adverse effect on Radian Reinsurance's gross written premiums and, consequently, our results of operations.

INCREASED CLAIMS AND LOSSES ON POLICIES COULD HARM FINANCIAL PERFORMANCE

     The factors identified below affect our industry in general and will affect us. Any of these factors could cause claims and losses on the policies issued by us to increase. Any increase in claims and losses may materially adversely affect our financial condition and results of operations.

  (1) THE CONCENTRATION OF OUR BUSINESS IN RELATIVELY FEW STATES COULD INCREASE CLAIMS AND LOSSES

     We can be particularly affected by economic downturns in states where large portions of our business are concentrated. As of December 31, 2001, our subsidiary Radian Guaranty Inc.

(referred to herein as "Radian Guaranty") had a relatively high percentage of primary risk in force concentrated in the following 10 states:

                      PERCENTAGE OF
                      DIRECT PRIMARY
                      RISK IN FORCE
                      --------------
    - California          16.4%
    - Florida              7.4%
    - New York             6.4%
    - Texas                5.2%
    - Georgia              4.4%
    - Arizona              4.0%
    - New Jersey           3.8%
    - Illinois             3.6%
    - Pennsylvania         3.6%
    - Colorado             2.8%

     Continued and prolonged adverse economic conditions in these states could result in high levels of claims and losses. In addition, refinancing activity, which is the payoff of an existing mortgage loan combined with the establishment of a new mortgage loan, such as that which occurred in 1998 and 2001, and which is expected to occur at reduced levels in 2002, can have the effect of concentrating insurance in force in economically weaker areas, since loans in areas experiencing property value appreciation are less likely to require mortgage insurance at the time of refinancing than are loans in areas experiencing limited or no property value appreciation.

     Radian Reinsurance and Radian Asset Assurance also had relatively high percentages of insurance in force concentrated in six states (California, New York, Florida, Texas, Pennsylvania and Illinois) which accounted for 40.3% of their insurance in force at December 31, 2001.

  (2) WE CANNOT CANCEL POLICIES OR ADJUST RENEWAL PREMIUMS TO PROTECT OURSELVES FROM ADDITIONAL RISK, UNANTICIPATED CLAIMS OR LOSSES

     Generally, we cannot cancel mortgage insurance coverage we provide. Also, we generally fix renewal premium rates for the life of the policy when issued. If the risk underlying a particular product develops more adversely than anticipated or if national and regional economies undergo unanticipated stress, we cannot increase renewal premium rates or cancel coverage to offset against such adverse developments.

     Similarly, we generally cannot cancel the financial guaranty insurance coverage we provide and premiums are generally fixed at issuance of the policy. If the risk underlying a particular financial guaranty coverage develops more adversely than anticipated, or if national and regional economies undergo unanticipated stress, we cannot generally increase premium rates under existing coverage or cancel coverage to offset against such adverse developments.

  (3) A SIGNIFICANT PORTION OF OUR RISK IN FORCE CONSISTS OF LOANS WITH LOAN-TO-VALUE RATIOS IN EXCESS OF 90%, WHICH GENERALLY RESULT IN MORE CLAIMS THAN LOANS WITH LOWER LOAN-TO-VALUE RATIOS

     The loan-to-value ratio is the ratio of the original loan amount to the value of the property. At December 31, 2001:

     - 49.5% of our primary risk in force consisted of mortgage loans with loan-to-value ratios, (referred to herein as LTVs), greater than 90.01%;

     - 43.5% of our primary risk in force consisted of mortgage loans with LTVs greater than 90.01%, but less than or equal to 95.00%;

     - 6.0% of our primary risk in force consisted of mortgage loans with LTVs greater than 95.00%; and

     - 13.7% of our primary risk in force consisted of adjustable rate mortgage loans.

     Loans with LTVs greater than 90% are expected to have claim incidence rates substantially higher than mortgage loans with LTVs equal to or less than 90%. In the case of adjustable rate mortgage loans, such loans generally have higher claim incidence rates than fixed rate loans.

  (4) PREMIUM RATES MAY GENERATE INSUFFICIENT INCOME TO COVER LOSSES

     Our mortgage insurance premium rates are based upon the expected risk of claim on the insured loan, and take into account the LTVs, loan type, mortgage term, occupancy status and coverage percentage. Similarly, our financial guaranty premiums rates are based upon the expected risk of claim on the insured obligation, and take into account, among other factors, the credit rating and worthiness of the issuer of insured obligations, the type of insured obligation, the policy term and the structure of the transaction being insured. In addition, the premium rates take into account persistency, operating expenses and reinsurance costs, as well as profit and capital needs and the prices offered by competitors. However, premiums earned, and the associated investment income, may ultimately prove to be inadequate to compensate for future losses. Some of our loans are classified as "Alt-A" and "A minus." These loan programs enable borrowers with either less than normal documentation or less than ideal credit histories to obtain mortgages and mortgage insurance and are considered riskier than our general portfolio. At December 31, 2001, Alt-A loans constituted 9.4% and A minus loans constituted 7.8% of Radian Group's primary risk in force.

  (5) GENERAL ECONOMIC FACTORS MAY ADVERSELY AFFECT OUR LOSS EXPERIENCE

     We believe that our loss experience, and the loss experience of other mortgage insurers and financial guarantors, would be materially and adversely affected by extended national or regional economic recessions, falling housing values, rising unemployment rates, interest rate volatility or combinations of such factors. Such economic events could also materially adversely impact the demand for housing and, consequently, mortgage insurance.

  (6) THE MAJORITY OF CLAIMS UNDER PRIVATE MORTGAGE INSURANCE POLICIES HAVE HISTORICALLY OCCURRED DURING THE THIRD THROUGH THE SIXTH YEAR AFTER ISSUANCE OF THE POLICIES

     As of December 31, 2001, approximately 66.9% of our primary risk in force had not yet reached its anticipated highest claim frequency years. As a result, our loss experience on these loans is expected to significantly increase as policies continue to age. If the claim frequency on our risk in force significantly exceeds the claim frequency that was assumed in setting premium rates, our financial condition, results of operations and cash flows would be materially and adversely affected.

  (7) PAYING A SIGNIFICANT NUMBER OF CLAIMS UNDER CERTAIN INSURANCE PROGRAMS WE WRITE COULD HARM FINANCIAL PERFORMANCE

     We expect to continue offering traditional pool insurance, which is generally considered riskier than primary insurance. Under primary insurance, an insurer's exposure is limited to a specified percentage of any unpaid principal, delinquent interest and related expenses on an individual loan. Under traditional pool insurance, there is an aggregate exposure limit -- a "stop loss" -- on a pool of loans, which amount is generally between 1% and 10% of the initial aggregate loan balance of the entire pool of loans. Under our pool insurance, we could be required to pay the full amount of every loan in the pool that is in default and upon which a claim is made until the stop loss is reached, rather than a percentage of that amount. As of December 31, 2001, $1.6 billion of our risk in force is attributable to pool insurance. If we are required to pay a significant number of claims under our pool insurance, then our financial condition and results of operations could be materially and adversely affected. We also recently commenced operations in Radian Insurance Inc. (referred to herein as "Radian Insurance"), our wholly-owned subsidiary, which writes credit insurance on non-traditional mortgage related assets.

     These types of insurance products are generally riskier than our traditional mortgage insurance products and, as a result, may have higher claims payouts. Payment of a significant number of claims by Radian Insurance could materially and adversely affect our financial condition and results of operations.

  (8) DELEGATED UNDERWRITING MAY CAUSE US TO INSURE, AND PAY CLAIMS RELATED TO, UNACCEPTABLY RISKY LOANS THAT WE WOULD NOT HAVE OTHERWISE INSURED AS UNDERWRITERS

     Radian Guaranty and other mortgage insurers offer programs of delegated underwriting to some of their customers. Delegated underwriting is a program whereby certain lenders are permitted to commit an insurer, like us, to insure loans using underwriting guidelines that have been agreed to in advance by the insurer and the lender. Amerin Guaranty Corporation (referred to herein as "Amerin Guaranty") has written substantially all of its insurance on a delegated underwriting basis. We expect to continue offering delegated underwriting to customers of Radian Guaranty that are currently authorized to use delegated underwriting, and may expand the availability of delegated underwriting to additional customers. The performance of loans insured through programs of delegated underwriting has not been tested over an extended period of time. The performance of such loans has not been tested in a period of adverse economic conditions.

     Once a lender is accepted for delegated underwriting, the insurer generally may not refuse to insure, or rescind coverage on, a particular loan originated by such lender even if the insurer reevaluates the loan's risk profile or if the lender fails to follow delegated underwriting criteria. Our ability to take action against a lender will be limited by access to data with which to assess the risk of a lender's insured loans and to assess compliance with applicable criteria. Moreover, we would remain at risk for any loans insured by a lender prior to its curtailing or terminating a lender's delegated underwriting authority. A lender could possibly cause us to insure a material volume of loans with unacceptable risk profiles before that lender's delegated underwriting authority is terminated.

IF CLAIMS-PAYING ABILITY RATINGS OR FINANCIAL STRENGTH RATINGS ARE DOWNGRADED, THEN LENDERS AND THE SECURITIZATION MARKET MAY NOT PURCHASE MORTGAGES OR SECURITIES INSURED BY US WHICH WOULD HARM OUR FINANCIAL PERFORMANCE

     The claims-paying ability, an S&P and Fitch rating, or financial strength rating, a Moody's rating, of our subsidiaries may be downgraded by one or more rating agencies in the future. As of the date of this prospectus, our subsidiaries have been assigned the following financial strength and claims-paying ratings by the rating agencies listed:

                                                               MOODY'S     S&P    FITCH
                                                              ---------    ---    -----
Radian Guaranty.............................................     Aa3       AA      AA
Amerin Guaranty.............................................     Aa3       AA      AA
Radian Insurance............................................     Aa3       AA      AA
Radian Reinsurance..........................................     Aa2       AA     AAA
Radian Asset Assurance......................................  Not Rated    AA      AA

     At no time have the ratings of any of these subsidiaries fallen below their current levels.

     Any downgrading of our ratings below current levels could have a material adverse effect on our results of operations and prospects. Adverse developments in these subsidiaries' financial condition or results of operations, by virtue of underwriting or investment losses or otherwise, or changes in the views of the rating agencies, could cause the rating agencies to lower their ratings. If the financial strength/claims-paying ratings of Radian Guaranty, Radian Insurance or Amerin Guaranty fall below "Aa3" from Moody's or "AA" from S&P and Fitch, then national mortgage lenders, and a large segment of the mortgage securitization market, including Fannie Mae and Freddie Mac, generally will not purchase mortgages or mortgage-backed securities insured by them.

     In addition, Radian Reinsurance and Radian Asset Assurance are parties to several agreements with primary insurers that grant them the right to recapture business ceded to Radian Reinsurance or Radian Asset Assurance under these agreements if the financial strength rating or claims-paying ability rating, as applicable, is downgraded below minimum rates established in the agreements. This recapture of business by a primary insurer could have a material adverse effect on deferred premium revenue and recognition of future income from such agreements.

AN INCREASE IN OUR SUBSIDIARIES' RISK TO CAPITAL RATIO AND/OR LEVERAGE RATIO MAY PREVENT THEM FROM WRITING NEW INSURANCE, WHICH WOULD HARM OUR FINANCIAL PERFORMANCE

     Moody's, S&P and Fitch regularly monitor Radian Guaranty, Amerin Guaranty, Radian Insurance, Radian Reinsurance and Radian Asset Assurance and their respective subsidiaries and the amount of insurance risk that may be written by such subsidiaries in conjunction with the issuance and maintenance of their financial strength and claims-paying ability ratings. Moody's and S&P have also entered into an agreement with Radian Guaranty which obligates Radian Guaranty to maintain at least $30 million of capital in Radian Insurance as a condition of the issuance and maintenance of Radian Insurance's "Aa3" and "AA" financial strength and claims-paying ability ratings. We may be required to enter into similar agreements in the future. If so, our subsidiaries have several alternatives available to control their risk to capital ratios or leverage ratios, including obtaining capital contributions from us, purchasing additional quota share or excess of loss reinsurance or reducing the amount of new business written. However, we may not be able to raise additional funds, or do so on a timely basis, in order to make a capital contribution to our subsidiaries. In addition, reinsurance may not be available to the subsidiaries or, if available, may not be available on satisfactory terms. To date, our subsidiaries have not had any difficulty in maintaining appropriate risk to capital or leverage ratios. A material reduction in statutory capital, whether resulting from underwriting or investment losses or otherwise or a disproportionate increase in risk in force, could increase the risk to capital ratio or leverage ratio. To date, none of our subsidiaries has been limited in its ability to write new business. However, an increase in the risk to capital ratio or leverage ratio could limit our subsidiaries' ability to write new business, which then could materially adversely affect our results of operations and prospects. In addition, new regulations affecting Fannie Mae and Freddie Mac may restrict their ability to purchase loans which are insured by "AA" ranked companies, such as Radian Guaranty and Amerin Guaranty. These regulations will not be fully phased-in until 2006.

WE WILL SIGNIFICANTLY INCREASE OUR LEVERAGE AS A RESULT OF THE SALE OF THE DEBENTURES

     In connection with the sale of the debentures, we have incurred $220 million of indebtedness. As a result of this indebtedness, our principal obligations have increased substantially over our prior obligations, and the degree to which we are leveraged increased from 13.6% at December 31, 2001, prior to the issuance of the debentures, to approximately 18.6% at June 30, 2002, after the issuance of the debentures. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry and economic downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

WE COMPETE WITH PRIVATE MORTGAGE INSURERS, GOVERNMENTAL AGENCIES AND OTHERS WHICH MAY REDUCE REVENUES

     The mortgage insurance industry is increasingly competitive. Such competition may reduce revenues, which could in turn decrease the value of investments in us. The principal sources of direct and indirect competition are:

     - other private mortgage insurers, some of which are subsidiaries of well capitalized, diversified public companies and, therefore have higher claims-paying ability ratings and greater access to capital than us;

     - federal and state governmental and quasi-governmental agencies, principally the Federal Housing Administration; and

     - mortgage lenders that forgo third-party coverage and retain the full risk of loss on their high LTV loans.

     The United States private mortgage insurance industry is both highly dynamic and intensely competitive. Many factors bear on the relative position of the private mortgage insurance industry versus the "direct" government and quasi-governmental competition and the "indirect" competition of major lending institutions, including:

     - legislative and/or regulatory initiatives which affect the FHA's competitive position; and

     - the capital adequacy of, and alternative business opportunities for, lending institutions.

     In 2001, our combined market share of the private mortgage insurance market based on new primary insurance was 15.6%, according to Inside Mortgage Finance, a publisher of market share data. However, our market share of new insurance written may not grow and could decrease in the future. Our most significant competitors, and their market share of the private mortgage insurance business, as of December 31, 2001 is as follows:

                                                                 MARKET SHARE OF
COMPETITOR                                                    NEW INSURANCE WRITTEN
----------                                                    ---------------------
Mortgage Guaranty Insurance Corporation.....................          25.0%
PMI Mortgage Insurance Company..............................          18.4%
GE Capital Mortgage Insurance Corporation...................          15.4%
United Guaranty Corporation.................................          12.9%

     The financial guaranty industry is also highly competitive. The principal sources of direct and indirect competition are:

     - companies that specialize in financial guaranty insurance or reinsurance;

     - multiline insurers that have recently increased their participation in financial guaranty reinsurance, certain of which have formed strategic alliances with some of the U.S. primary financial guaranty insurers;

     - other forms of credit enhancement, including letters of credit, guaranties and credit default swaps provided primarily by foreign and domestic banks and other financial institutions, some of which are governmental entities or have been assigned the highest credit ratings awarded by one or more of the major rating agencies

     Competition in the financial guaranty reinsurance business is based upon many factors, including overall financial strength, pricing, service and evaluation by the rating agencies of claims-paying ability or financial strength. The agencies allow credit to a ceding primary insurer's capital requirements and single-risk limits for reinsurance ceded in an amount that is a function of the claims-paying ability or financial strength rating of the reinsurer.

     Although we believe that competition from multiline reinsurers and new monoline financial guaranty insurers will continue to be limited due to (a) the declining number of multiline insurers with the required financial strength and
(b) the barriers to entry for new reinsurers posed by state insurance law and rating agency criteria governing minimum capitalization, some of these companies may have greater financial resources or be better capitalized than Radian Reinsurance or Radian Asset Assurance and/or have been assigned higher credit ratings by one or more of the major rating agencies.

WE FACE ADDITIONAL RISKS IN OUR FINANCIAL GUARANTY AND OTHER INSURANCE
BUSINESSES

     Our subsidiaries, Radian Reinsurance and Radian Asset Assurance, maintain reserves in amounts sufficient to pay their estimated ultimate liability for losses and loss adjustment expenses, as required by law. These loss reserves are based upon the estimated claim rate and related claim amount. These estimates are regularly reviewed and updated using the most current information available. Since none of Radian Reinsurance, Radian Asset Assurance or the financial guaranty industry has had an actuarially significant number of losses in its financial guaranty reinsurance activities, we do not believe that traditional actuarial approaches used in the property/casualty industry apply in the determination of loss reserves for financial guaranty insurers. Consequently, we establish reserves in our financial guaranty business either when (1) a primary insurer provides for losses and loss adjustment expenses, or (2) in our opinion, a default is probable on an insured risk, and the amount of such reserve is based on an analysis of the individual insured risk. Although we believe the reserves established at our financial guaranty insurance subsidiaries will prove to be adequate, there can be no assurance that such reserves actually will be adequate. Our results of operations would be adversely affected if reserves are insufficient to cover the actual related claims paid and loss-related expenses incurred.

     In addition, the demand for financial guaranty insurance and the demand for the primary insurance and reinsurance that Radian Reinsurance and Radian Asset Assurance provide depend on many factors that are generally not in our control, including:

     - prevailing interest rates;

     - investor concern regarding the credit quality of municipalities and corporations;

     - investor perception of the strength of financial guaranty providers and the guaranty offered;

     - premium rates charged for financial guaranty insurance;

     - the availability of other forms of credit enhancement; and

     - governmental regulation, including changes in tax laws affecting the municipal, asset-backed and trade credit debt markets.

IF MORTGAGE LENDERS AND INVESTORS SELECT ALTERNATIVES TO PRIVATE MORTGAGE INSURANCE, THE AMOUNT OF INSURANCE THAT WE WRITE COULD DECLINE SIGNIFICANTLY, WHICH COULD REDUCE OUR REVENUES AND PROFITS

     Alternatives to private mortgage insurance include:

     - government mortgage insurance programs, including those of the FHA and the Veterans Administration ("VA");

     - investors holding mortgages in their portfolios and self-insuring;

     - investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage; and

     - mortgage lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio, which is referred to as an 80-10-10 loan, rather than a first mortgage with a 90% loan-to-value ratio.

These alternatives, or new alternatives to private mortgage insurance that may develop, could reduce the demand for private mortgage insurance and cause our revenues and profitability to decline.

     In October 1999, the Federal Housing Finance Board authorized each Federal Home Loan Bank to offer programs to purchase single-family conforming mortgage loans originated by participating member institutions under the single-family member mortgage assets program. In July 2000, the Federal Housing Finance Board gave permanent authority to each Federal Home Loan Bank to purchase these loans from member institutions without any volume cap. Under the Board's rules, member institutions are also authorized to provide credit enhancement for eligible loans. Any expansion of the Federal Home Loan Banks' ability to use alternatives to mortgage insurance could reduce the demand for private mortgage insurance and harm our financial condition and results of operations.

LEGISLATION AND REGULATORY CHANGES MAY REDUCE DEMAND FOR PRIVATE MORTGAGE INSURANCE, WHICH COULD HARM OUR BUSINESS

     Increases in the maximum loan amount that the FHA can insure can reduce the demand for private mortgage insurance. Effective January 1, 2001, the maximum individual loan amount that the FHA can insure was increased to $239,250. In addition, the FHA has streamlined its down-payment formula and made FHA insurance more competitive with private mortgage insurance in areas with higher home prices. As of January 1, 2001, the FHA reduced the up-front mortgage insurance premiums it charges on loans from 2.25% to 1.50% of the original loan amounts. These and other legislative and regulatory changes have caused, and may cause in the future, demand for private mortgage insurance to decrease and this could harm our financial condition and results of operations.

OUR FAILURE OR INABILITY TO KEEP PACE WITH THE TECHNOLOGICAL DEMANDS OF OUR CUSTOMERS OR WITH THE TECHNOLOGY-RELATED PRODUCTS AND SERVICES OFFERED BY OUR COMPETITORS COULD SIGNIFICANTLY HARM OUR BUSINESS AND FINANCIAL PERFORMANCE

     Participants in the mortgage lending and mortgage insurance industries increasingly rely on e-commerce and other technology to provide and expand their products and services. An increasing number of our customers require that we provide our products and services electronically via the internet or electronic data transmission, and the percentage of our new insurance written delivered electronically is increasing. We expect this trend to continue and, accordingly, believe that it is essential that we continue to invest substantial resources in maintaining electronic connectivity with our customers and, more generally, in e-commerce and technology. Our business will suffer if we do not satisfy all technological demands of our customers and keep pace with the technological capabilities of our competitors.

               RISKS RELATING TO THE DEBENTURES AND THE OFFERING

WE ARE A HOLDING COMPANY THAT DEPENDS ON THE ABILITY OF OUR SUBSIDIARIES TO PAY DIVIDENDS TO US IN ORDER TO SERVICE OUR DEBT

     Our principal source of cash to make payments on our debt are dividends and other distributions from our subsidiaries, which are limited, among other things, by the level of their liquidity, earnings and cash. Under applicable state insurance law, the amount of cash dividends and other distributions that our insurance subsidiaries may pay is restricted. Moreover, in connection with obtaining approval from the New York Insurance Department for our acquisition of Enhance Financial Services Group, Inc., two of Enhance Financial Services' operating subsidiaries, Radian Reinsurance, our financial guaranty reinsurance subsidiary, and Radian Asset Assurance Insurance, a direct insurer and reinsurer of financial guaranty and other similar obligations, have agreed not to declare or pay dividends for a period of two years following the acquisition. Our subsidiaries may also be restricted in their ability to pay dividends in order to maintain adequate capital requirements necessary to retain their ratings from applicable rating agencies. Although we currently expect our subsidiaries to pay us sufficient dividends to service our debt, a significant deterioration in the subsidiaries' earnings or cash flow, as a result of an economic downturn and a corresponding decrease in credit quality or otherwise, could limit their ability to pay cash dividends to us, which, in turn, would limit our ability to service our debt.

     In addition, as a holding company, the rights of creditors, including the holders of the debentures, to participate in our assets upon any liquidation, receivership or reorganization will be junior and subject to the prior claims of the subsidiaries' creditors, including policyholders. As of the date of this prospectus, the total amount of our subsidiaries' indebtedness is $75,000,000, represented by the 6.75% debentures of Enhance Financial Services due 2003.

OUR STOCK PRICE, AND THEREFORE THE PRICE OF THE DEBENTURES, MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND VOLATILITY

     The market price of our common stock has been subject to significant fluctuations, as reflected in the chart below, which indicates the high and low trading price of our common stock per quarter for the past five years:

                             OUR COMMON STOCK PRICE

                            1997              1998              1999              2000              2001              2002
                       ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
                        HIGH     LOW      HIGH     LOW      HIGH     LOW      HIGH     LOW      HIGH     LOW      HIGH     LOW
                       ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
1st Quarter..........  $18.69   $16.19   $34.63   $27.97   $25.50   $17.50   $24.25   $17.28   $37.53   $26.91   $49.80   $40.48
2nd Quarter..........   23.94    16.63    33.63    28.53    25.66    16.66    29.56    22.66    43.87    32.48    55.56    47.60
3rd Quarter..........   27.50    22.03    34.34    18.31    27.78    21.00    35.78    25.88    42.62    30.10    48.00*   32.98*
4th Quarter..........   30.41    25.41    24.41    14.00    27.59    20.63    38.31    30.22    43.38    32.25

---------------
* Through September 19, 2002.

     These fluctuations could continue and could cause fluctuations in the price of the debentures. Among the factors that could affect our common stock price are those discussed above as well as:

     - increases in our loss experience, including as a result of national or regional economic recessions, declining values of homes, higher unemployment rates and deteriorating borrower credit;

     - legislative or regulatory changes that may affect the demand for private mortgage insurance;

     - actions by Fannie Mae and Freddie Mac;

     - interest rate volatility;

     - quarterly variations in our operating results;

     - changes in our capital requirements due to initiatives by The Office of Federal Housing Enterprise Oversight and/or the rating agencies;

     - changes in revenue or earnings estimates or publication of research reports by analysts;

     - speculation in the press or investment community;

     - strategic actions by us or our competitors, such as new product announcements, acquisitions or restructuring;

     - general market conditions; and

     - domestic and international economic factors unrelated to our performance.

     The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the debentures.

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING DEBENTURES

     Under the indenture, we will agree, and by acceptance of a beneficial interest in the debentures each beneficial owner of the debentures will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the Internal Revenue Service Rules governing debt instruments that provide for payments that are contingent in amount and the discussion below assumes that the debentures will be so treated. However, no assurance can be given that the Internal Revenue Service will not assert that the debentures should be treated differently. Such treatment could affect how much interest income is included in the beneficial owner's taxable income and when it is included with the result that the beneficial owners may recognize more interest income sooner than we anticipate. In general, beneficial owners of the debentures will be required to recognize interest income on the debentures in the manner described herein, regardless of when the beneficial owner would otherwise be required to include interest on the debentures in income under its normal method of tax accounting. Beneficial owners will be required, in general, to recognize interest based on the rate at which we would issue a fixed rate nonconvertible debt instrument with terms and conditions similar to the debentures, rather than at the lower rate based on the interest earned on the debentures for non-tax purposes and in excess of the cash interest payments they receive. Accordingly, owners of debentures will likely be required to include interest in taxable income in each year in excess of the interest earned on the debentures for non-tax purposes. Furthermore, upon a sale, conversion or redemption of a debenture, beneficial owners will recognize gain or loss for tax purposes equal to the difference between the proceeds and the beneficial owner's tax basis in the debentures. In general, the proceeds realized by beneficial owners will include, in the case of a conversion, the fair market value of the stock received upon the conversion of the debentures into our common stock. Any gain on a sale, conversion or redemption of a debenture will be treated as interest income for tax purposes. Please consult your own tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the debentures. A summary of the United States federal income tax consequences of ownership of the debentures is described in this prospectus under the heading "United States Taxation."

A DOWNGRADE, SUSPENSION OR WITHDRAWAL OF THE RATING ASSIGNED BY A RATING AGENCY TO THE DEBENTURES, IF ANY, COULD CAUSE THE LIQUIDITY OR MARKET VALUE OF THE DEBENTURES TO DECLINE SIGNIFICANTLY

     We have requested ratings of the debentures by S&P, Moody's and Fitch. There can be no assurance that any of those rating agencies will assign a rating to the debentures or, if assigned, what such ratings will be. In addition, there can be no assurance that any rating so assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency's judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

THERE MAY BE NO PUBLIC MARKET FOR THE DEBENTURES, AND THERE ARE RESTRICTIONS ON RESALE OF THE DEBENTURES

     Prior to this offering, there has been no trading market for the debentures. Although the initial purchasers have advised us that they currently intend to make a market in the debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot be sure that any market for the debentures will develop, or if one does develop, that it will be maintained. If an active market for the debentures fails to develop or be sustained, the trading price of the debentures could decline. We do not intend to apply for listing of the debentures on any securities exchange or any automated quotation system.

                 [Remainder of page intentionally left blank.]

                                  RADIAN GROUP

RADIAN GROUP'S BUSINESSES

     We provide private mortgage insurance coverage in the United States on residential mortgage loans through our subsidiaries, Radian Guaranty and Amerin Guaranty. Private mortgage insurance protects mortgage lenders and investors from default related losses on residential first mortgage loans made primarily to home buyers who make down payments of less than 20% of the home's purchase price. Private mortgage insurance also facilitates the sale of such mortgage loans in the secondary mortgage market, principally to Freddie Mac and Fannie Mae. Radian Guaranty is restricted to providing insurance on residential first mortgage loans only. Amerin Guaranty has previously offered insurance of residential first mortgages only, but beginning October 1, 2001, has been licensed as an insurer of second mortgages only and is restricted to writing new business on second mortgages.

     In September 2000, we commenced operations in Radian Insurance, a subsidiary which writes credit insurance on non-traditional mortgage related assets, such as second mortgages and manufactured housing, and provides credit enhancement to mortgage related capital market transactions. Beginning October 1, 2001, Amerin Guaranty was licensed to conduct second mortgage insurance in all 50 states and second mortgage insurance done by Radian Group will most likely be written in Amerin Guaranty.

     Additionally, through Enhance Financial Services Group, Inc. and its operating subsidiaries, we insure and reinsure credit-based risks and acquire and service credit-based assets in a variety of domestic and international niche markets. This business is divided into two operating segments, the insurance business and the asset-based businesses, with the insurance business being by far the larger operating segment.

RECENT DEVELOPMENTS

     The Office of Federal Housing Enterprise Oversight has issued final risk-based capital regulations for Fannie Mae and Freddie Mac (together, known as Government Sponsored Entities, or GSEs). We do not expect these regulations to have a material adverse effect on the Company.

     We do not anticipate any material loss resulting from the tragic events in New York City or Washington, D.C. of September 11, 2001. Our financial guaranty subsidiaries, Radian Asset Assurance and Radian Reinsurance, have completed a review of their exposures and confirmed that no insurance losses related to these events are expected. We continue to monitor closely our insurance and reinsurance portfolio and maintain regular dialogue with our reinsurance clients. Specifically, Radian Asset Assurance has no direct insured net par exposure to the World Trade Center, Battery Park City Authority, Enhanced Equipment Trust Certificates, the Port Authority of New York and New Jersey or the Metropolitan Washington D.C. Airport Authority. However, Radian Asset Assurance and Radian Reinsurance do maintain approximately $868 million in total exposure (approximately $406 million in par exposure) related to the Port Authority of New York and New Jersey through reinsurance agreements with the AAA-rated primary bond insurers. Similarly, Radian Reinsurance has no reason to doubt the assessment of its primary clients, who have each affirmed their expectations for no material losses resulting from these events.

RADIAN GROUP'S OFFICES

     Our principal executive offices are located at 1601 Market Street, Philadelphia, Pennsylvania 19103. Our telephone number at that location is (215) 564-6600. We also have offices in 21 states, as well as in London. Our Internet address is www.radiangroupinc.com. The information contained on our web site is not incorporated by reference in this prospectus and shall not be considered a part of this prospectus.

                           FORWARD-LOOKING STATEMENTS

     The statements contained in this prospectus and any prospectus supplement that are not historical facts are "forward-looking statements," as defined in
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

     - the risk that housing demand may decrease as a result of higher-than-expected interest rates, adverse economic conditions, or other reasons;

     - the risk that seasonality may be different from the historical pattern;

     - the risk that the market share of the segment of the mortgage market served by the mortgage insurance industry may decline as a result of competition from government programs or other substitute products;

     - the risk that we may not adequately integrate the business of Enhance Financial Services Group Inc. to maximize the expected benefits of the acquisition;

     - the risk that our share of originations having private mortgage insurance may decline as a result of competition or other factors; and

     - the risk that the addition of the business of Radian Insurance may not be successful.

     Investors are also directed to other risks discussed beginning on page 6 of this prospectus and in documents filed by us with the Securities and Exchange Commission.

     These statements are only estimates or predictions and cannot be relied upon. We can give no assurance that future results will be achieved. Actual events or results may differ materially as a result of risks facing us or actual results differing from the assumptions underlying such statements. These risks and assumptions could cause actual results to vary materially from future results indicated, expressed or implied in the forward-looking statements included in the prospectus.

     All forward-looking statements made in this prospectus and any prospectus supplement that are attributable to us or persons acting on behalf of us are expressly qualified in their entirety by the factors listed above in the section captioned "Risk Factors" and other cautionary statements included in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

            RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our historical ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends from continuing operations. Earnings consist of income from continuing operations before income taxes, extraordinary items, cumulative effect of accounting changes, equity in net income of affiliates and fixed charges. Fixed charges consist of interest expense and capitalized interest. Combined fixed charges and preferred stock dividends consist of fixed charges, as defined above, and the amount of pre-tax earnings required to pay the dividends on our preferred stock.

                                                                                              SIX MONTHS
                                                                                                ENDED
                                                            YEARS ENDED JUNE 30,               JUNE 30,
                                                 ------------------------------------------   ----------
                                                  2001     2000     1999     1998     1997       2002
                                                  ----     ----     ----     ----     ----       ----
Ratio of earnings to fixed charges.............   25.0x   151.1x   105.1x   165.8x   203.0x      18.4x
Ratio of earnings to combined fixed charges and
  preferred stock dividends....................   21.6x    63.4x    41.6x    45.0x    39.9x      16.7x

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the debentures or the shares of common stock offered by this prospectus.

                           DESCRIPTION OF DEBENTURES

     We issued the debentures under an indenture dated January 11, 2002, between us and The Bank of New York, as trustee. Initially, The Bank of New York acted as paying agent, conversion agent and calculation agent for the debentures. The terms of the debentures include those provided in the indenture and those provided in the registration rights agreement, which we entered into with Banc of America Securities LLC and Lehman Brothers, Inc., the initial purchasers, on January 11, 2002. The debentures offered hereby were originally sold to the initial purchasers for resale pursuant to Rule 144A under the Securities Act of 1933.

     The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. The summary is not complete and is subject to, and qualified by reference to, all of the provisions of the debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they and not this description, define your rights as holders of these debentures. Copies of these documents have been filed as exhibits to the registration statement of which this prospectus forms a part.

     When we refer to Radian Group in this section, we refer only to Radian Group Inc., a Delaware corporation, and not its subsidiaries.

BRIEF DESCRIPTION OF THE DEBENTURES

     The debentures offered hereby:

     - constitute $220,000,000 in aggregate principal amount;

     - bear interest at a per annum rate of 2.25% payable semiannually on each January 1 and July 1 beginning July 1, 2002;

     - bear contingent interest in the circumstances described under "-- Contingent Interest;"

     - are general unsecured obligations of Radian Group, ranking equally with all of our other unsecured senior indebtedness and senior in right of payment to any subordinated indebtedness; as indebtedness of Radian Group the debentures will be effectively subordinated to all indebtedness and liabilities of our subsidiaries;

     - are convertible into our common stock initially at a conversion price of $57.75 per share, under the conditions and subject to adjustment as described under "-- Conversion Rights;"

     - are redeemable at our option in whole or in part beginning on January 1, 2005 upon the terms set forth under "-- Optional Redemption by Radian Group;"

     - are subject to repurchase by us at your option on January 1, 2005, 2007, 2009, 2012 and 2017 or upon a change of control, upon the terms and repurchase prices set forth below under "-- Repurchase of Debentures at the Option of Holders;" and

     - are due on January 1, 2022, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Radian Group, except to the extent described under "-- Repurchase of Debentures at the Option of Holders -- Change of Control Put" below.

     Under the indenture, we have agreed, and by acceptance of a beneficial interest in the debentures each beneficial owner of the debentures will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments and the discussion below assumes that the debentures will be so treated. However, no assurance can be given that the IRS will not assert that the debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures. See "United States Taxation -- Classification of the Debentures."

     In general, beneficial owners of the debentures are required to accrue interest income on the debentures in the manner described herein, regardless of whether such owner uses the cash or accrual method of tax accounting. Beneficial owners will be required, in general, to accrue interest based on the rate at which we would issue a fixed rate nonconvertible debt instrument with terms and conditions similar to the debentures, rather than at a lower rate based on the accruals on the debentures for non-tax purposes. Accordingly, owners of debentures will likely be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes. Furthermore, upon a sale, exchange, conversion or redemption of a debenture, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the debentures. In general, the amount realized by you will include, in the case of a conversion, the fair market value of the stock you receive. Any gain on a sale, exchange, conversion or redemption of a debenture will be treated as ordinary interest income. Please consult your own tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the debentures. See "United States Taxation."

     No sinking fund is provided for the debentures. The debentures are not subject to defeasance. The debentures have been issued only in registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     You may present definitive debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee presently located at 101 Barclay Street, Floor 21 West, New York, NY 10286.

     For information regarding conversion, registration of transfer and exchange of global debentures, see "-- Form, Denomination and Registration."

INTEREST

     The debentures will bear interest at a rate of 2.25% per annum from January 11, 2002. We will also pay contingent interest on the debentures in the circumstances described under "-- Contingent Interest." We will pay interest semiannually on January 1 and July 1 of each year beginning July 1, 2002, to the holders of record at the close of business on the preceding December 15 and June 15, respectively. There are two exceptions to the preceding sentence:

     - In general, we will not pay accrued and unpaid interest on any debentures that are converted into our common stock. See "-- Conversion Rights." If a holder of debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid interest on those debentures, notwithstanding the holder's conversion of those debentures prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders debentures for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts debentures that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem debentures on a date that is after a record date but prior to the corresponding interest payment date, and prior to the redemption date a holder of debentures selected for redemption chooses to convert those debentures, the holder will not be required to pay us, at the time that holder surrenders those debentures for conversion, the amount of interest it will receive on the interest payment date.

     - We will pay interest to a person other than the holder of record on the record date if we elect to redeem, or holders elect to require us to repurchase, the debentures on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the debentures being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those debentures.

Except as provided below, we will pay interest on:

     - global debentures to DTC in immediately available funds;

     - any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

     - any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those debentures.

     At maturity we will pay interest on the definitive debentures at our office or agency in New York City which initially will be the principal corporate trust office of the trustee presently located at 101 Barclay Street, Floor 21 West, New York, NY 10286.

     We will pay principal on:

     - global Debentures to DTC in immediately available funds; and

     - any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

CONTINGENT INTEREST

     The interest rate on the debentures will increase to the reset rate for any semi-annual period commencing on January 1, 2005, 2007, 2009, 2012 or 2017, each of which we refer to as a reset rate determination date, if the trading price condition for that semi-annual period is satisfied. The trading price condition is satisfied for any semi-annual period if the closing sale price of our common stock for any 20 out of the last 30 trading days ending five days prior to the first day of such semi-annual period is less than or equal to 60% of the conversion price of the debentures in effect for each of those 20 trading days.

     Following an increase to the reset rate, the interest rate on the debentures will remain the reset rate unless and until the first day of a subsequent semi-annual period for which the trading price condition is not satisfied, at which time the interest rate on the debentures will revert to 2.25% per annum and will remain at such rate unless and until the trading price condition is satisfied for a semi-annual period commencing on a subsequent reset rate determination date.

     If the reset rate is in effect for a particular semi-annual period, we will pay a portion of any increase represented by the change to the reset rate as cash interest at an annualized rate of 0.35% per annum (0.175% per semi-annual period) and any remaining increase in interest will be added to the principal amount of the debentures (but which will not affect the number of shares of common stock issuable upon conversion of the debentures) and will be accrued and payable at maturity, upon any repurchase at the option of the holder or upon any optional redemption by Radian Group. Interest, additional interest and contingent interest will accrue on any such remaining increase in interest and be payable at such times as interest, additional interest and contingent interest is otherwise payable.

     The reset rate determined as of each reset rate determination date will be equal to 75% of the rate that would, in the sole judgment of the Reset Rate Agent, result in a trading price of par of a hypothetical issue of senior, nonconvertible, noncontingent, fixed rate debt securities of Radian Group with:

     - a final maturity comparable to the debentures then outstanding;

     - an aggregate principal amount equal to the principal amount of the debentures then outstanding; and

     - covenants and other provisions that are, insofar as would be practicable for an issue of senior, nonconvertible, noncontingent, fixed-rate debt securities, substantially identical to those of the debentures, but which are not subject to repurchase by Radian Group at the option of the holder.

In no case, however, will the reset rate ever be greater than 12% or less than 2.60%. Also, if the Reset Rate Agent has not established the reset rate for the applicable semi-annual period, or if the Reset Rate Agent determines in its sole judgment that there is no suitable reference rate from which the reset rate may be determined, the reset rate for that period will be the reset rate most recently determined (except if there is no reset rate most recently determined, in which case the reset rate shall be a rate mutually agreed upon by the Reset Rate Agent and us reflecting current market conditions), such reset rate to remain in effect until the Reset Rate Agent shall determine a new reset rate.

     We will appoint a Reset Rate Agent, which will not be Radian Group or any of its affiliates or employees. For the determination of the reset rate, the Reset Rate Agent will seek indicative reference rates from three nationally-recognized investment banks, and the reset rate shall be the average of such three indicative reference rates, provided that if at least three such indicative reference rates cannot reasonably be obtained by the Reset Rate Agent, but two such indicative reference rates are obtained, then the average of the two indicative reference rates shall be used, and if only one such indicative reference rate can reasonably be obtained by the Reset Rate Agent this one indicative reference rate shall be used. The determination of any reset rate will be conclusive and binding upon the Reset Rate Agent, Radian Group, the trustee and the holders of the debentures, in the absence of manifest error. Initially, we expect to appoint Banc of America Securities LLC as Reset Rate Agent. We may remove the Reset Rate Agent and appoint a successor Reset Rate Agent at any time.

     The "sale price" of our common stock on any date means the closing per share sale price (or if no closing per share price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, then as reported by the Nasdaq system.

     In the event contingent interest is payable, we will disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing this information or publish the information on our Web site or through such other public medium as we may use at that time.

     We will pay the cash component of contingent interest, if any, in the same manner as we will pay interest described above under "-- Interest," and your obligations in respect of the payment of contingent interest in connection with the conversion of any debentures will also be the same as described under "-- Interest."

CONVERSION RIGHTS

  GENERAL

     You may convert any outstanding debentures (or portions of outstanding debentures) as described below into our common stock, initially at the conversion price of $57.75 per share (equal to a conversion rate of 17.316 shares per $1,000 principal amount of debentures). The conversion price is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay a cash adjustment based upon the sale price of our common stock on the business day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and integral multiples of $1,000.

     You may surrender debentures for conversion into our common stock prior to the stated maturity only under the following circumstances:

  MARKET PRICE CONDITIONS:

     - during any conversion period, as described below, if the closing sale price of our common stock for at least 20 trading days in the 30 trading day period ending on the first day of the conversion period was more than 120% of the conversion price on that thirtieth trading day;

     - during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices, as described below, for the debentures for that 10 trading-day period was less than 105% of the average conversion value, as described below, for the debentures during that period;

     - credit rating event: during any period after the 30th day following the initial issuance of the debentures in which the credit rating assigned to the debentures by both Moody's and S&P is below Baa3 or BBB-, respectively, or that neither rating agency is rating the debentures;

     - Notice of redemption: if we have called the debentures for redemption; or

     - Specified corporate transactions: upon the occurrence of the specified corporate transactions discussed below.

     If you have exercised your right to require us to repurchase your debentures as described under "-- Repurchase of Debentures at the Option of Holders," you may convert your debentures into our common stock only if you withdraw your notice of exercise and convert your debentures prior to the close of business on the business day immediately preceding the applicable repurchase date.

  CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITIONS

     You may surrender any of your debentures for conversion into our common stock during any conversion period if the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the first day of the conversion period exceeds 120% of the conversion price on that thirtieth trading day. A "conversion period" will be the period from and including the thirtieth trading day in a fiscal quarter to but not including the thirtieth trading day in the immediately following fiscal quarter.

     You also may surrender any of your debentures for conversion into our common stock during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the debentures for that 10 trading-day period was less than 105% of the average conversion value for the debentures during that period. "Conversion value" is equal to the product of the sale price for our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each $1,000 principal amount of debentures is then convertible. The "trading price" of the debentures on any date of determination means the average of the secondary market bid quotations per debenture obtained by us or the calculation agent for $10,000,000 principal amount at maturity of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by us or the calculation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or the calculation agent, this one bid shall be used. If either we or the calculation agent cannot reasonably obtain at least one bid for $10,000,000 principal amount at maturity of the debentures from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the debentures, then the trading price of the debentures will equal (a) the then-applicable conversion rate of the debentures multiplied by (b) the sale price of our common stock on such determination date.

  CONVERSION UPON CREDIT RATING EVENT

     You may surrender any of your debentures for conversion during any period in which the credit ratings assigned to the debentures by both Moody's and S&P are below Baa3 or BBB-, respectively, or in which the credit ratings assigned to the debentures are suspended or withdrawn by both rating agencies or in which neither rating agency is rating the debentures.

  CONVERSION UPON NOTICE OF REDEMPTION

     You may surrender for conversion any debentures we call for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the debentures are not otherwise convertible at that time. If you have already delivered a purchase notice or a change of control purchase notice with respect to a debenture, however, you may not surrender that debenture for conversion until you have withdrawn the notice in accordance with the indenture.

  CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

     Even if none of the other conditions described above have occurred, if:

     - we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, common stock at less than the sale price of the common stock at the time of the announcement of such distribution;

     - we elect to distribute to all holders of our common stock cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the sale price of the common stock on the day preceding the declaration date for the distribution; or

     - a change of control as described under "-- Repurchase of Debentures at the Option of Holders -- Change of Control Put" occurs but holders of debentures do not have the right to require us to repurchase their debentures as a result of such change of control because either: (1) the sale price of our common stock for a specified period prior to such change of control exceeds a specified level or (2) because the consideration received in such change of control consists of freely tradeable stock and the debentures become convertible into that stock (each as more fully described under "-- Repurchase of Debentures at the Option of Holders -- Change of Control Put"), then we must notify you at least 20 days prior to the ex-dividend date for the distribution or within 30 days of the occurrence of the change of control, as the case may be. Once we have given that notice, you may surrender your debentures for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or our announcement that the distribution will not take place, in the case of a distribution, or within 30 days of the change of control notice, in the case of a change of control. In the case of a distribution, no adjustment to the ability of a holder of debentures to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

     In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into common stock will be changed into a right to convert the debentures into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such debentures immediately prior to the transaction. If the transaction also constitutes a "change of control," as defined below, the holder can require us to repurchase all or a portion of its debentures as described under "-- Repurchase of Debentures at the Option of Holders -- Change of Control Put."

  CONVERSION PROCEDURES

     Except as provided below, if you convert your debentures into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on those debentures since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price (stated as an amount per $1.00 principal amount of debentures), together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued and unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued on those debentures, notwithstanding the conversion of debentures prior to the interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender any debentures for conversion, you must pay us an amount equal to the interest that has accrued and that will be paid on the debentures being converted on the interest payment date. The preceding sentence does not apply to debentures that are converted after being called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we call your debentures for redemption on a date that is after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date you choose to convert your debentures, you will not be required to pay us at the time you surrender your debentures for conversion the amount of interest on the debentures you will receive on the date that has been fixed for redemption.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any payable by you have been paid.

     To convert interests in a global debenture, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a definitive debenture, you must:

     - complete the conversion notice on the back of the debentures (or a facsimile thereof);

     - deliver the completed conversion notice and the debentures to be converted to the specified office of the conversion agent;

     - pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in the second preceding paragraph; and

     - pay all taxes or duties, if any as described in the preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

  CONVERSION PRICE ADJUSTMENTS

     We will adjust the initial conversion price for certain events, including:

     - issuances of our common stock as a dividend or distribution to all holders of our common stock;

     - certain subdivisions and combinations of our common stock;

     - issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock at the time of the announcement of such issuance;

     - distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

      -- the rights and warrants referred to in the immediately preceding bullet point,

      -- any dividends and distributions in connection with a reclassification, change, consolidation, merger combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the fourth succeeding paragraph, or

      -- any dividends or distributions paid exclusively in cash;

     - distributions consisting exclusively of cash to all holders of our common stock to the extent that those distributions, combined together with:

      -- all other all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

      -- any cash and the fair market value of other consideration paid for in any tender offers by us or any of our subsidiaries for our common stock expiring within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for that distribution; our "market capitalization," as of any date, is the product of the sale price of our common stock on such date times the number of shares of our common stock then outstanding; and

     - purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent such purchases involve an aggregate consideration that, together with:

      -- any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the tender offer for which no adjustment has been made, plus

      -- the aggregate amount of any all-cash distributions referred to in the immediately preceding bullet point to all holders of our common stock within 12 months preceding the expiration of the tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of the tender offer.

     We will not make any adjustment if holders of debentures may participate in the transactions described above or in certain other cases. In cases:

     - where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities that are applicable to one share of common stock and are distributed to stockholders equals or exceeds the average sale price of the common stock over a specified period, or

     - in which the average sale price of the common stock over a specified period exceeds the fair market value of the assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion price, the holder of a debenture will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that the holder would have received if the holder had converted its debentures immediately prior to the record date for determining the shareholders entitled to receive the distribution.

     We will not make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price in effect at that time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made.

     If we:

     - reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

     - consolidate or combine with or merge into or are a party to a binding share exchange with any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive (or the common stock is converted into) stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, then, at the effective time of the transaction you may convert your debentures into the consideration that you would have received if you had converted your Debentures immediately prior to the reclassification, change, consolidation, combination, merger sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     In the event that we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

     In the event we elect to make a distribution described in the third or fourth bullet of the first paragraph of this subsection "-- Conversion Price Adjustments," which, in the case of the fourth bullet, has a per share value equal to more than 10% of the sale price of our shares of common stock on the day preceding the declaration date for the distribution, then, if the distribution would also trigger a conversion right under "-- Conversion Upon Specified Corporate Transactions," or if the debentures are otherwise convertible, we will be required to give notice to you at least 20 days prior to the ex-dividend date for the distribution and, upon the giving of notice, the debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion price or to your ability to convert will be made if you will otherwise participate in the distribution without conversion or in certain other cases.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "United States Taxation -- United States Holders -- Constructive Dividends."

     To the extent permitted by law, from time to time we may reduce the conversion price of the debentures by any amount for any period of at least 20 days. In that case, we will give at least 15 days notice of the reduction. We may also reduce the conversion price, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

OPTIONAL REDEMPTION BY RADIAN GROUP

     Prior to January 1, 2005, the debentures will not be redeemable at our option. Beginning on January 1, 2005, we may redeem the debentures for cash at any time as a whole, or from time to time in part, at a redemption price equal to the principal amount of those debentures plus any accrued and unpaid interest, including contingent interest, and additional interest, if any, on those debentures to the redemption date. We will give you at least 30 days but not more than 60 days notice of redemption by mail. Debentures or portions of debentures called for redemption will be convertible by you until the close of business on the second business day prior to the redemption date.

     If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any debentures are to be redeemed in part only we will issue a new debenture or debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE OF DEBENTURES AT THE OPTION OF HOLDERS

  OPTIONAL PUT

     On January 1, 2005, 2007, 2009, 2012 and 2017 you may require us to repurchase any outstanding debentures for which you have properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to the principal amount of those debentures plus any accrued and unpaid interest, including contingent interest and additional interest, if any, on those debentures to the repurchase date. You may submit your debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date.
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     Instead of paying the purchase price in cash, we may pay the purchase price in common stock, cash or a combination of common stock and cash, at our option. The number of shares of common stock a holder will receive will equal the relevant amount of the purchase price divided by 97.5% of the average of the sale price of our common stock for the 20 trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay the purchase price in common stock or a combination of common stock and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

     - registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

     - qualification of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

     - listing of our common stock on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

     We will be required to give you notice at least 20 business days prior to each repurchase date at your address shown in the register of the registrar and to beneficial owners as required by applicable law stating among other things, the procedures that you must follow to require us to repurchase your debentures as described below and whether the purchase price will be paid in cash or common stock, or a combination with a portion payable in cash or common stock.

     Because the sale price of our common stock will be determined prior to the applicable repurchase date, you bear the market risk that our common stock will decline in value between the date the sale price is calculated and the repurchase date.

     The repurchase notice given by you electing to require us to repurchase debentures shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the repurchase date and must state:

     - the certificate numbers of your debentures to be delivered for repurchase;

     - the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures.

     You may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

     -  the principal amount of debentures being withdrawn;

     -  the certificate numbers of the debentures being withdrawn; and

     - the principal amount, if any of the debentures that remain subject to the repurchase notice.

     In connection with any repurchase we will, to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

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     Our obligation to pay the purchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon you delivering the debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the debentures to be paid promptly following the later of the repurchase date or the time of delivery of the debentures, together with such endorsements.

     If the paying agent holds money or common stock sufficient to pay the purchase price of the debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding and interest on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent. Thereafter all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the debentures.

     Our ability to repurchase debentures for cash may be limited by restrictions on the ability of Radian Group to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements.

  CHANGE OF CONTROL PUT

     If a change of control, as described below, occurs, you will have the right (subject to certain exceptions set forth below) to require us to repurchase all of your debentures not previously called for redemption, or any portion of those debentures, that is equal to $1,000 in principal amount or a whole multiple of $1,000 at a purchase price equal to the principal amount of all debentures you require us to repurchase plus any accrued and unpaid interest, including contingent interest and additional interest, if any, on those debentures to the repurchase date. Notwithstanding the foregoing, we may be required to offer to repurchase our other senior debt on a pro rata basis with the debentures, upon a change of control, if similar change of control offers are or will be required by our other senior debt.

     Instead of paying the purchase price in cash, we may pay the purchase price in our common stock or, in the case of a merger in which we are not the surviving corporation, common stock, ordinary shares or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation, cash or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the purchase price divided by 97.5% of the average of the sale price of the applicable common stock or securities for the 20 trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay the purchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

     - registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

     - qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

     - listing of the applicable common stock or securities on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

     Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right and whether the purchase price will be paid in cash the applicable common stock or securities, or a
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combination with a portion payable in cash or the applicable common stock or securities. The repurchase date will be 30 days after the date we give notice of a change of control. To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

     Because the sale price of the applicable common stock or securities will be determined prior to the applicable repurchase date, you bear the market risk that the applicable common stock or securities will decline in value between the date the sale price is calculated and the repurchase date.

     A "change of control" will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

     - the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

     - the first day on which a majority of the members of the board of directors of Radian Group are not continuing directors; or

     - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

      -- any transaction:

        (1) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

        (2) pursuant to which holders or our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; and

      -- any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares ("ADRs") of the surviving entity or a direct or indirect parent of the surviving corporation.

     However, notwithstanding the foregoing, you will not have the right to require us to repurchase your debentures if:

     - the sale price per share of our common stock for any five trading days within:

      -- the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first or second bullet point above, or
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      -- the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the third bullet point above, equals or exceeds 110% of the conversion price of the debentures in effect on each of those five trading days; or

     - 100% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) constituting a change of control consists of shares of common stock, ordinary shares or ADRs traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the debentures become convertible into that common stock, ordinary shares or ADRs (and any rights attached thereto).

     Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to you. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

     The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

     If the paying agent holds money or common stock sufficient to pay the purchase price of the debentures which you have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those debentures will cease to be outstanding and interest on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent. Thereafter all other of your rights shall terminate, other than the right to receive the purchase price upon delivery of the debentures.

     The foregoing provisions would not necessarily protect you if highly leveraged or other transactions involving us occur that may affect you adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the debentures but that would increase the amount of our (or our subsidiaries) outstanding indebtedness.

     Our ability to repurchase debentures for cash upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the debentures for cash may be limited by restrictions on the ability of Radian Group to obtain funds for such repurchase through dividends from its subsidiaries. In addition, the occurrence of a change of control could cause an event of default under or be prohibited or limited by the terms of our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the debentures that might be delivered seeking to exercise the repurchase right.

     The change of control purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of our company. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or
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

     - by management to adopt a series of anti-takeover provisions.

     Instead, the change of control purchase feature is a standard term contained in securities similar to the debentures. However, none of our other debt, nor that of our subsidiaries, contains this type of change of control feature. Similarly, a change of control will not cause a default in, or trigger any payments on, our other debt or that of our subsidiaries.

MERGER AND SALES OF ASSETS

     The indenture provides that Radian Group may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

     - the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof, or the District of Columbia;

     - such person assumes all obligations of Radian Group under the debentures and the indenture; and

     - Radian Group or such successor is not then or immediately thereafter in default under the indenture.

     The occurrence of certain of the foregoing transactions could constitute a change of control.

     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the indenture:

     - default in our obligation to convert debentures into shares of our common stock upon exercise of a holder's conversion right;

     - default in our obligation to repurchase debentures at the option of holders;

     - default in our obligation to redeem debentures after we have exercised our redemption option;

     - default in our obligation to pay any accrued and unpaid interest, including contingent interest or additional interest, if any, in each case, when due and payable, and continuance of such default for a period of 30 days;

     - our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

     - our failure to pay when due at maturity or a default that results in the acceleration of maturity of any of our other indebtedness or that of any designated subsidiary (excluding non-recourse debt) having an aggregate principal amount outstanding of at least $15,000,000, unless the indebtedness is discharged or the acceleration is rescinded or annulled, in each case within 15 days after written notice of default is given to us by the trustee or the holders of at least 10% in principal amount of the outstanding debentures; and

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     - certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary.

     Our "designated subsidiaries" shall mean Radian Guaranty, Amerin Guaranty, Radian Reinsurance, Radian Asset Assurance and any other existing or future, direct or indirect, subsidiary of Radian Group whose assets constitute 15% or more of the total assets of Radian Group on a consolidated basis.

     The Indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

     If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the debentures and any accrued and unpaid interest, including contingent interest and additional interest, if any, through such date shall become immediately due and payable. If any other event of default, shall occur and be continuing (the default not having been cured or waived as provided under "-- Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with any accrued and unpaid interest, including contingent interest and additional interest, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

  CHANGES REQUIRING APPROVAL OF EACH AFFECTED HOLDER

     The indenture (including the terms and conditions of the debentures) cannot be modified or amended without the written consent or the affirmative vote of the holder of each debenture affected by such change to:

     - change the maturity of the principal of, or any installment of interest or any contingent interest or additional interest on, any debenture;

     - reduce the principal amount of, or any interest or contingent interest on (including any payment of additional interest), redemption price or purchase price (including change of control purchase price) on any debenture;

     - impair or adversely affect the conversion rights of any holder of debentures;

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

     - reduce the value of our common stock to which reference is made in determining whether an interest adjustment will be made on the debentures, or change the method by which this value is calculated;

     - change the currency of payment of such debenture or interest thereon;

     - alter the manner of calculation or rate of accrual of interest, or contingent interest or additional interest on any debenture or extend the time for payment of any such amount;

     - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any debenture;

     - modify our obligations to maintain an office or agency in New York City;

     - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the debentures;

     - modify the redemption provisions of the indenture in a manner adverse to the holders of debentures;

     - reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

     - reduce the percentage in aggregate principal amount of debentures outstanding required for the adoption of a resolution.

  CHANGES REQUIRING MAJORITY APPROVAL

     The indenture (including the terms and conditions of the debentures) may be modified or amended, subject to the provisions described above with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding.

  CHANGES REQUIRING NO APPROVAL

     The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

     - adding to our covenants for the benefit of the holders of debentures;

     - surrendering any right or power conferred upon us;

     - providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     - providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

     - reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of debentures;

     - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     - making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

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

     - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; or

     - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures.

FORM, DENOMINATION AND REGISTRATION

     Denomination and Registration. The debentures have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and whole multiples of $1,000.

     Global Debentures: Book-Entry Form. The debentures are evidenced by one or more global debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

     Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. You may hold your interests in the global debentures directly through DTC if you are a participant in DTC, or indirectly through organizations which are direct DTC participants if you are not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. You may also beneficially own interests in the global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures:

     - will not be entitled to have certificates registered in their names;

     - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     - will not be considered holders of the global debentures.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global debentures to Cede & Co., the nominee of DTC, as the registered owner of the global debentures. None of Radian Group, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

     It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global debentures, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

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     If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither Radian Group nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount at maturity of the debentures for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global debentures. None of Radian Group, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global debentures.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

GOVERNING LAW

     The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws principals thereof.

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INFORMATION CONCERNING THE TRUSTEE

     The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the debentures. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF DEBENTURES

     We or our agents will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determination of the market prices of the debentures and of our common stock and amounts of interest and contingent payments, if any, on the debentures. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                          DESCRIPTION OF CAPITAL STOCK

     The following description summarizes the terms of our capital stock which may be issued pursuant to a prospectus supplement. The particular terms of any capital securities will be set forth in the prospectus supplement which relates to such securities. For further information, please read our certificate of incorporation and bylaws. See "Where You Can Find More Information."

AUTHORIZED CAPITAL STOCK

     Radian Group's authorized capital stock consists of:

     - 200,000,000 shares of Radian Group common stock, par value $.001 per share; and

     - 20,000,000 shares of Radian Group preferred stock, par value $.001 per share of which 100,000 shares are designated Series A Junior Participating Preferred Shares.

     As of the close of business on September 23, 2002:

     - 94,839,918 shares of Radian Group common stock were outstanding;

     - no shares of Series A Preferred Stock were outstanding; and

     - approximately 8,600,808 shares of Radian Group common stock and 100,000 shares of Radian Group Series A Preferred Stock were reserved for issuance.

COMMON STOCK

  VOTING

     - Each share is entitled to one vote on all matters submitted to a vote;
       and

     - there is no cumulative voting.

  DIVIDENDS

     - Subject to preferred stock rights, common stockholders are entitled to receive any dividends which are declared;

     - the board of directors may declare dividends out of legally available funds; and

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     - no dividends will be paid on the Radian Group common stock at any time when the amount in the reserve account established in connection with the $4.125 Preferred Stock is less than three years of dividend payments on the shares of $4.125 Preferred Stock then outstanding. The current amount in such reserve account is sufficient to permit Radian Group to pay dividends on the Radian Group common stock.

  ADDITIONAL RIGHTS

     - Subject to the preferred stock rights, common stockholders are entitled to receive assets remaining after payment of liabilities on a ratable basis.

     - There are no preemptive rights.

     - There are no conversion rights.

     - There are no subscription rights.

     - There are no redemption rights.

PREFERRED STOCK

     Radian Group has authorized 100,000 shares of Series A Preferred Stock, of which none are issued and outstanding. For more information see "Stockholder Rights Plan" in this section.

ANTI-TAKEOVER PROVISIONS

     The following provisions of Radian Group's certificate of incorporation, its bylaws and the statutes summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium over the market price for Radian Group's shares. The certificate of incorporation and bylaws provide:

     - for a classified board of directors consisting of three classes as nearly equal in size as possible;

     - that directors can only be removed for cause and only upon the vote of the holders of shares entitled to cast a majority of the votes that all stockholders are entitled to cast at an election of directors;

     - for preferred stock with such rights, preferences, privileges and limitations as may be established by the board of directors;

     - that stockholders may act only at an annual or special meeting or by unanimous written consent;

     - that special meetings of stockholders may only be called by the chairman of the board or a majority of the board of directors;

     - that, unless such action is approved by two-thirds of the entire board of directors, certain corporate actions, such as amendments to the certificate of incorporation and bylaws, and mergers and other business combinations involving Radian Group, will require the vote of two-thirds of the outstanding voting stock, voting as a class. In addition, any such action must be approved by the holders of two-thirds of the outstanding shares of $4.125 Preferred Stock; and

     - advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors or a committee of the board, of candidates for election as directors;

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

     - procedures providing that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the secretary of Radian Group generally not less than 60 days before the meeting at which directors are to be elected.

STOCKHOLDER RIGHTS PLAN

     Our board of directors has adopted a stockholder rights plan. The rights plan is designed to help insure that all stockholders of Radian Group receive fair value for their shares of common stock in the event of any proposed takeover of Radian Group and to guard against the use of partial tender offers or other coercive tactics to gain control of Radian Group without offering fair value to Radian Group's stockholders. The provisions of the rights plan may render an unsolicited takeover of Radian Group more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer Radian Group's stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the stockholders of Radian Group.

     A right was issued as a dividend on each outstanding share of Radian Group common stock as of May 5,1998. The right entitles its holder to purchase from Radian Group a unit consisting of one one-thousandth of a share of the Series A Preferred Stock, or a combination of securities and assets of equivalent value, at a purchase price of $300, subject to adjustment. Ownership of the rights is evidenced by certificates for common stock. Separate certificates will be issued for the rights upon the earlier of:

     - 10 business days following a determination by the board of directors that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 12% or more of the outstanding shares of common stock; or

     - 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 12% or more of the outstanding shares of common stock.

     If someone acquires beneficial ownership of 12% or more of the outstanding shares of common stock of Radian Group, each holder of a right will thereafter have the right to receive, upon exercise, shares of common stock, or, upon the determination of the Radian Group board, cash, property or other securities of Radian Group, having a value equal to two times the exercise price of the right. Radian Group may permit the holders to surrender rights with a value of 50% of what could be purchased instead of the purchase price. All rights that are, or were, beneficially owned by any person making such an acquisition or tender offer will be null and void.

     If following one of the events set forth in the preceding paragraph, Radian Group is acquired in a merger or other business combination transaction in which it is not the surviving corporation or 50% or more of Radian Group's assets or earning power is sold or transferred, each holder of a right shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the right, except to the extent that such rights have been voided. Again, provision is made to permit surrender of the rights in exchange for one-half of the value otherwise purchasable.

INSURANCE LAWS

     Because Radian Group is an insurance holding company and has affiliated insurance companies domiciled in Illinois, New York, Kentucky, Pennsylvania, Arizona, Texas and Vermont, the insurance laws of those states could impose regulatory approval requirements on future purchases or acquisitions of 10% or more of Radian Group common stock. Each of these states has adopted a substantially equivalent version of the Insurance Holding Company System Act, a model statute developed by the National Association of Insurance Commissioners. Under the Holding Company Act, any transaction by which a person will acquire control over an insurance company requires a Form A filing with, and approval by, the insurance company's domiciliary insurance regulator. A person is rebuttably presumed to acquire control over an insurer if the transaction involves the purchase or acquisition of 10% or more of the insurer's voting securities. These statutes would apply to a proposed purchase or acquisition of 10% or more of Radian Group common stock and, unless a statutory exemption were available, would require that the acquiror first make Form A filings for approval of the acquisition in each of Illinois, New York, Kentucky, Pennsylvania, Arizona, Texas and Vermont. The criteria for approval in these jurisdictions are quite similar, but would be applied separately by each domiciliary regulator relative to the transaction's impact on the affiliated insurance company in that state. Under the Form A filings, the proposed acquiror would have to demonstrate to the domiciliary regulator's satisfaction that:

     - the transaction complies with law;

     - following the change in control, the affiliated insurance company would remain qualified for licensure;

     - the transaction would not substantially lessen competition in the state or tend to create a monopoly;

     - the financial condition of the acquiror will not jeopardize the financial stability of the affiliated insurance company or prejudice the interests of its policyholders;

     - any plan or proposals that the acquiror has to liquidate the affiliated insurance company, to sell its assets, to consolidate or merge it with any other person, to make any other material change in its business, corporate structure or management, or to cause the affiliated insurance company to enter into material agreements, arrangements or transactions with others, are fair and reasonable, and not prejudicial or hazardous, to its policyholders, and also are consistent with the public interest;

     - the competence, experience and integrity of those persons who control or manage the acquiror do not make the transaction inconsistent with the interests of the affiliated insurance company's policyholders or the public interest;

     - the transaction would not otherwise be hazardous or prejudicial to the insurance-buying public; and

     - the transaction would not be inequitable to the affiliated insurance company's stockholders.

     In addition to these Form A filing requirements, Connecticut, Michigan and New Hampshire have statutory procedures under which a licensed foreign company may be required to requalify for continued licensure following a change in control, such as the purchase of 10% or more of Radian Group common stock. Some of the Radian Group insurance company affiliates are licensed in Connecticut, Michigan and/or New Hampshire and therefore could have to requalify for continued licensure following a change in control. Finally, Alaska, California, Florida, Michigan, Texas and Utah have commercially domiciled statutes under which foreign property and casualty insurers that have a stated percentage of their total in-force business located in those states are treated as domestic companies for Holding Company Act purposes. One consequence is that, for transactions causing a change in control of such insurers, a Form A filing and approval must be made in both the insurer's state of domicile and also its state of commercial domicile. Based on current in-force statistics, it appears that none of the Radian Group insurance company affiliates are currently commercially domiciled in those states. However, this could change in the future, creating additional Form A filing and approval requirements applicable to purchases and acquisitions of Radian Group common stock.

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

PREEMPTIVE RIGHTS

     No holder of any shares of any class of stock of Radian Group has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

TRANSFER AGENT AND REGISTRAR

     The principal transfer agent and registrar for Radian Group common stock is The Bank of New York.

                             UNITED STATES TAXATION

     This discussion describes the material United States federal income tax consequences of ownership and disposition of the debentures we are offering and, to the extent described below, our common stock received upon an exchange, conversion or redemption of the debentures. This discussion constitutes the opinion of Reed Smith LLP, as special tax counsel to Radian Group. It applies to you only if you acquire a debenture in the offering and you hold your debenture as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     - a dealer in securities or currencies;

     - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     - a bank;

     - a life insurance company;

     - a tax-exempt organization;

     - a person that owns debentures that are a hedge or that are hedged against interest rate risks;

     - a person that owns debentures as part of a straddle or conversion transaction for tax purposes; or

     - a U.S. person whose functional currency for tax purposes is not the U.S. dollar.

     This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     No statutory, administrative or judicial authority directly addresses the treatment of the debentures or instruments similar to the debentures for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the "IRS") with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the debentures and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

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

CLASSIFICATION OF THE DEBENTURES

     Pursuant to the terms of the indenture, we and each holder of the debentures agree, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the regulations governing contingent payment debt instruments, and the remainder of this discussion assumes that the debentures will be so treated. However, no assurance can be given that the IRS will not assert that the debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures.

UNITED STATES HOLDER

     This discussion applies to U.S. Holders. You are a U.S. holder if you are a beneficial owner of a debenture and you are:

     - a citizen or resident of the United States;

     - a domestic corporation;

     - an estate whose income is subject to United States federal income tax regardless of its source; or

     - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     A beneficial owner of debentures that is a non-U.S. Holder (as defined in "-- Non-U.S. Holders" below) should see "-- Non-U.S. Holders" below.

     Under the rules governing contingent payment debt obligations, you will be required to accrue interest income on the debentures, in the amounts described below, regardless of whether you use the cash or accrual method of tax accounting. Accordingly, you would likely be required to include interest in taxable income in each year in excess of the accruals on the debentures for non-tax purposes and in excess of any interest payments actually received in that year.

  Interest Accruals on the Debentures

     You must accrue an amount of ordinary income for United States federal income tax purposes, for each accrual period prior to and including the maturity date of a debenture, that equals:

     - the product of (i) the adjusted issue price (as defined below) of the debenture as of the beginning of the accrual period; and (ii) the comparable yield (as defined below) of the debenture, adjusted for the length of the accrual period;

     - divided by the number of days in the accrual period; and

     - multiplied by the number of days during the accrual period that you held the debenture;

adjusted, as described below, to reflect the difference between the actual and projected amounts of any contingent payment on the debentures.

     The issue price of a debenture is the first price (excluding amounts attributable to pre-issuance interest) at which a substantial amount of the debentures is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below and decreased by the projected amounts of any payments previously made with respect to the debenture.
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

     The term "comparable yield" means the annual yield that an issuer of a contingent payment debt obligation would pay, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the instrument.

     We are required to provide to you, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the debentures. This schedule must produce the comparable yield. The projected payment schedule includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the exchange feature. The comparable yield and projected payment schedule are available from Radian Group by telephoning Radian Group Inc. Investor Relations Department at (215) 564-6600 or submitting a written request for such information to: Radian Group Inc., 1601 Market Street, Philadelphia, Pennsylvania 19103, Attention: Investor Relations Department.

     For United States federal income tax purposes, you must use the comparable yield and projected payment schedule in determining your interest accruals, and the adjustments thereto described below, in respect of the debentures, unless you timely disclose and justify the use of other estimates to the IRS. If you determine your own comparable yield or projected payment schedule, you must also establish that our comparable yield or projected payment schedule is unreasonable.

THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF YOUR INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO HOLDERS OF THE DEBENTURES.

  Adjustments to Interest Accruals on the Debenture

     If you receive actual payments with respect to a debenture in a taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, you would incur a "net positive adjustment" equal to the amount of such excess. You would treat the "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If you receive actual payments with respect to a debenture in a taxable year that in the aggregate were less than the amount of the projected payments for that taxable year, you would incur a "net negative adjustment" equal to the amount of such deficit. This adjustment will (a) reduce your interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the debenture during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

  Sale, Exchange, Conversion or Redemption of the Debentures

     Generally, the sale, exchange or conversion of a debenture, or the redemption of a debenture for cash, will result in taxable gain or loss to you. As described above, our calculation of the comparable yield and the projected payment schedule for the debentures includes the receipt of stock upon exchange as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of our common stock by you upon the exchange or conversion of a debenture, or upon the redemption of a debenture where we elect to pay in common stock, as a contingent payment. As described above, you are generally bound by our determination of the comparable yield and projected payment schedule. Under this treatment, an exchange or conversion or such a redemption will also result in taxable gain or loss to you. The amount of gain or loss on a taxable sale, exchange, conversion, or redemption will be equal to
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

the difference between (a) the amount of cash plus the fair market value of any other property received by you, including the fair market value of any common stock received, and (b) your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture will generally be equal to your original purchase price for the debenture, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments previously made on the debenture to you. Gain recognized upon a sale, exchange, conversion, or redemption of a debenture will generally be treated as ordinary interest income if there are any remaining unpaid contingent payments at the time of such an event; any loss generally will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Your tax basis in our common stock received upon an exchange or conversion of a debenture or upon your exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. Your holding period for the common stock received will commence on the day immediately following the date of exchange, conversion, or redemption.

  Constructive Dividends

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to you.

     For example, an increase in the conversion rate in the event of distribution of our evidence of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to you, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

NON-U.S. HOLDERS

     This discussion describes the tax consequences to a non-U.S. Holder. You are a non-U.S. Holder if you are the beneficial owner of a debenture and are, for United States federal income tax purposes:

     - a nonresident alien individual;

     - a foreign corporation;

     - a foreign partnership; or

     - an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debenture.

     If you are a U.S. Holder, this section does not apply to you.

  Payments Made With Respect to the Debentures

     Under United States federal income and estate tax law, and subject to the discussions of backup withholding and dividends below, if you are a non-U.S.
Holder:

     - we and other U.S. payors generally will not be required to deduct United States withholding tax at a 30% rate (or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate) from payments of interest and principal to you if, in the case of payments of interest:

          (1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

          (2) you are not a controlled foreign corporation that is related to us through stock ownership, and

          (3) the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

             (a) you have furnished to the U.S. payor an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

             (b) in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person,

             (c) the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:

                i. a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

                ii. a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the
           IRS), or

                iii. a U.S. branch of a non-United States bank or of a non-United States insurance company,

           and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS),

             (d) the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business,

                i. certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

                ii. to which is attached a copy of the IRS Form W-8BEN or acceptable substitute form, or

             (e) the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations;

     - no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your debenture; and

     - if interest paid to you is "effectively connected" with your conduct of a trade or business within the United States, and, if required by an applicable tax treaty, the interest is attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the interest, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

          (1) you are a non-United States person, and

          (2) the interest is effectively connected with your conduct of a trade or business within the United States and is includible in your gross income.

     "Effectively connected" interest is taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

  Dividends on Common Stock and Constructive Dividends

     Except as described below, if you are a non-U.S. Holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate. Moreover, if you are a non-U.S. Holder of a debenture and you receive a constructive dividend as a result of a change in the exchange ratio of your debenture, we and other payors may withhold on other payments made on your debentures in between the date of the constructive dividend and the due date for filing of Form 1042-S (including extensions) for the tax year in which the constructive dividend is made if the relevant payor has control over, or custody of money or property owned by you and knowledge of the facts that give rise to the withholding. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend or other payments to you, unless you have furnished to us or another payor:

     - a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

     - in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

     If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

     If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by an applicable tax treaty, the dividends or constructive dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends or any other payments, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

     - you are a non-United States person, and

     - the dividends or constructive dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

"Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

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

     If you are a corporate non-U.S. Holder, "effectively connected" dividends or constructive dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

  Gain on Disposition of Common Stock

     If you are a non-U.S. Holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

     - the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

     - you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

     - we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption. The 5% rate is available only if, at the time of your disposition of our common stock, that class of stock is regularly traded on an established securities market, otherwise your sale of the stock of a current or former United States real property holding company is taxable unless there is an applicable treaty exemption.

     If you are a corporate non-U.S. Holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides a lower rate.

     We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

  United States Federal Estate Tax

     A debenture held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for United States federal estate tax purposes if:

     - the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death, and

     - the income on the debenture would not have been effectively connected with a United States trade or business of the decedent at the same time.

However, shares of common stock held by the decedent at the time of death will be included in the decedent's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  U.S. Holders

     In general, if you are a non-corporate U.S. Holder, we and other payors are required to report to the IRS all payments of principal, and interest on your debenture, including amounts accruing under the rules for contingent payment debt instruments, and dividends on our common stock. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of your debentures before maturity within the United States. Additionally, backup withholding will apply to any payments, if you fail to provide an accurate taxpayer identification number on a Form W-9 or acceptable substitute form, or we or other payors are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns. The amount of any backup withholding from a payment will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

  Non-U.S. Holders

     In general, payments of principal, dividends and interest made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under "Non-U.S. Holders" are satisfied or you otherwise establish an exemption.

     In general, payment of the proceeds from the sale of debentures or common stock effected at a United States office of a broker is subject to both United States backup withholding and information reporting. If, however, you are a United States alien holder, you will not be subject to backup withholding and information reporting on such a sale provided that:

     - the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the broker:

          (1) an appropriate IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

          (2) other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations, or

     - you otherwise establish an exemption.

     If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made outside the United States to an offshore account maintained by you unless the payor has actual knowledge that you are a United States person. We and other payors are required to report payments of interest on your debentures and dividends on your common stock on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

     In general, payment of the proceeds from the sale of debentures or common stock effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

     - the proceeds are transferred to an account maintained by you in the United States,

     - the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

     - the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of debentures or common stock effected at a United States office of a broker) are met or you otherwise establish an exemption.

     In addition, payment of the proceeds from the sale of debentures or common stock effected at a foreign office of a broker will be subject to information reporting if the sale is effected at a foreign office of a broker that is:

     - a United States person,

     - a controlled foreign corporation for United States tax purposes,

     - a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

     - a foreign partnership, if at any time during its tax year:

          (1) one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

          (2) such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of debentures or common stock effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

                            SELLING SECURITYHOLDERS

     The debentures were originally issued by us to the initial purchasers, in a transaction exempt from the registration requirements of the Securities Act, and were immediately resold by the initial purchasers to persons reasonably believed by them to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the debentures and common stock into which the debentures are convertible.

     The table below sets forth the name of each selling securityholder, the aggregate principal amount of debentures beneficially owned by each selling securityholder that may be offered under this prospectus and the number of shares of common stock into which such debentures are convertible. We have prepared the table based on information given to us by or on behalf of the selling securityholders on or prior to May 28, 2002. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock (such percentage of beneficial ownership is based on Rule 13d-3(d)(i) of the Exchange Act, using 94,669,431 shares of stock outstanding as of May 21, 2002 and, for each holder, treating as outstanding the number of shares of common stock issuable upon conversion of all that holder's debentures, but assuming no conversion of any other holder's debentures and not including shares of common stock that may be issued by us upon purchase of debentures by us at the option of the holder). The selling securityholders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.

     Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

                            SELLING SECURITYHOLDERS

                                                         AMOUNT OWNED                  NUMBER OF SHARES
                                                        PRIOR TO THIS                   OF COMMON STOCK
                                                         OFFERING AND    PERCENT OF     INTO WHICH THE
NAME OF SELLING SECURITYHOLDER/                         OFFERED HEREBY   OUTSTANDING   AMOUNT OFFERED IS
REGISTERED HOLDER                                        (IN DOLLARS)    DEBENTURES       CONVERTIBLE
-------------------------------                         --------------   -----------   -----------------
McMahan Securities Co. L.P./Bear Stearns Securities
  Corporation.........................................     5,000,000         2.27%           86,580
Spear Leeds & Kellogg L.P.(1).........................       500,000            *             8,658
Bear Stearns & Co. Inc./Bear Stearns Securities
  Corporation.........................................     2,500,000         1.14%           43,290
White River Securities LLC/Bear Stearns Securities
  Corporation.........................................     2,500,000         1.14%           43,290
Grace Brothers Management, LLC/Morgan Stanley.........     1,500,000            *            25,974
BNP Paribas Equity Strategies, SNC/Goldman Sachs &
  Co. ................................................     2,000,000            *            34,632
SG Cowen Securities Corp. ............................    10,000,000         4.55%          173,160
State of Florida Office of the Treasurer/JP Morgan
  Chase...............................................     2,500,000         1.14%           43,290
Consulting Group Capital Markets Funds/State
  Street(2)...........................................       800,000            *            13,852
CALAMOS(R) Market Neutral Fund -- CALAMOS(R)
  Investment Trust/Prudential Securities..............    15,610,000         7.07%          269,436
CALAMOS(R) Convertible Fund -- CALAMOS(R) Investment
  Trust/Bank of New York & Firstar....................     3,600,000         1.64%           62,337
CALAMOS(R) Convertible Growth and Income Fund --
  CALAMOS(R) Investment Trust/Bank of New York &
  Firstar.............................................     5,300,000         2.41%           91,774
Innovest Finanzdienstleistungs AG(3)..................       420,000            *             7,272
Black Diamond Offshore Ltd./Merrill Lynch Pierce
  Fenner & Smith......................................     1,364,000            *            23,619
Double Black Diamond Offshore LDC/Merrill Lynch Pierce
  Fenner & Smith......................................     6,337,000         2.88%          109,732
Banc of America Securities LLC/Cede & Co. ............       150,000            *             2,597
Black Diamond Convertible Offshore LDC/Merrill Lynch
  Pierce Fenner & Smith...............................     2,269,000         1.03            39,290
JP Morgan Securities Inc..............................     1,000,000            *            17,316
Worldwide Transactions Ltd.(4)........................       340,000            *             5,887
Black Diamond Capital I, Ltd./Merrill Lynch Pierce
  Fenner & Smith......................................       340,000            *             5,887
Convertible Securities Fund/Bank of America...........       111,000            *             1,922
Nations Convertible Securities Fund/Bank of New York..     8,500,000         3.86%          147,186
Clinton Riverside Convertible Portfolio Limited/Bear
  Stearns.............................................    12,700,000         5.77%          219,913
Clinton Multistrategy Master Fund, Ltd./Bear
  Stearns.............................................     5,750,000         2.61%           99,567
Clinton Convertible Managed Trading Account 1 Limited/
  CSFB................................................     2,550,000         1.16%           44,155

                                                         AMOUNT OWNED                  NUMBER OF SHARES
                                                        PRIOR TO THIS                   OF COMMON STOCK
                                                         OFFERING AND    PERCENT OF     INTO WHICH THE
NAME OF SELLING SECURITYHOLDER/                         OFFERED HEREBY   OUTSTANDING   AMOUNT OFFERED IS
REGISTERED HOLDER                                        (IN DOLLARS)    DEBENTURES       CONVERTIBLE
-------------------------------                         --------------   -----------   -----------------
TD Securities (USA) Inc.(5)...........................     1,000,000            *            17,316
Akela Capital Master Fund, Ltd.(6)....................     2,000,000            *            34,632
Deutsche Bank.........................................    22,700,000        10.32%          393,073
Allstate Insurance Company/Cede & Co. ................       300,000            *             5,194
Allstate Life Insurance Company/Cede & Co. ...........     1,500,000            *            25,974
KBC Financial Products (Cayman Island) Limited/Bear
  Stearns.............................................     5,000,000         2.27%           86,580
Delta Airlines Master Trust/JP Morgan Chase...........     1,900,000            *            32,900
Vopak USA Inc. Retirement Plan (f.k.a. Van Waters &
  Rogers, Inc. Retirement Plan)/State Street Bank &
  Trust Company.......................................       300,000            *             5,194
Port Authority of Allegheny County Retirement and
  Disability Allowance Plan for the Employees
  Represented by Local 85 of the Amalgamated Transit
  Union/Mellon Trust..................................       640,000            *            11,082
The Dow Chemical Company Employees' Retirement Plan/JP
  Morgan Chase........................................     2,500,000         1.14%           43,290
Genesee County Employees' Retirement System/ Comerica
  Bank................................................       350,000            *             6,060
Southern Farm Bureau Life Insurance Company/State
  Street Bank & Trust Company.........................       700,000            *            12,121
Dorinco Reinsurance Company/The Northern Trust
  Company.............................................       700,000            *            12,121
City of Knoxville Pension Program/State Street Bank &
  Trust Company.......................................       300,000            *             5,194
Macomb County Employees' Retirement System/ Standard
  Federal.............................................       315,000            *             5,454
CareFirst of Maryland, Inc./Mercantile Safe Deposit
  and Trust Company...................................       175,000            *             3,030
FreeState Health Plan, Inc./Mercantile Safe Deposit
  and Trust Company...................................        40,000            *               692
CareFirst Blue Choice, Inc./SunTrust Bank.............        40,000            *               692
Group Hospitalization and Medical Services, Inc./
  SunTrust Bank.......................................       175,000            *             3,030
American Fidelity Assurance Company/InvestTrust.......       250,000            *             4,329
Jackson County Employees' Retirement System/ Comerica
  Bank................................................       150,000            *             2,597
Knoxville Utilities Board Retirement System/State
  Street Bank & Trust Company.........................       180,000            *             3,116
Boilermaker -- Blacksmith Pension Trust/Brotherhood
  Bank................................................     1,300,000            *            22,510
NORCAL Mutual Insurance Company/The Bank of New
  York................................................       250,000            *             4,329
Aventis Pension Master Trust/Mellon Trust.............       230,000            *             3,982
Louisiana Workers' Compensation Corporation/ Deutsche
  Bank................................................       310,000            *             5,367
Delta Pilots Disability and Survivorship Trust/JP
  Morgan Chase........................................       420,000            *             7,272
Drury University/Investors Bank & Trust...............        35,000            *               606

                                                         AMOUNT OWNED                  NUMBER OF SHARES
                                                        PRIOR TO THIS                   OF COMMON STOCK
                                                         OFFERING AND    PERCENT OF     INTO WHICH THE
NAME OF SELLING SECURITYHOLDER/                         OFFERED HEREBY   OUTSTANDING   AMOUNT OFFERED IS
REGISTERED HOLDER                                        (IN DOLLARS)    DEBENTURES       CONVERTIBLE
-------------------------------                         --------------   -----------   -----------------
SCI Endowment Care Common Trust Fund -- National
  Fiduciary Services/National Fiduciary Services......        75,000            *             1,298
SCI Endowment Care Common Trust Fund -- Suntrust/
  Suntrust Bank.......................................        50,000            *               865
Union Carbide Retirement Account/JP Morgan Chase......     1,300,000            *            22,510
United Food and Commercial Workers Local 1262 and
  Employers Pension Fund/Smith Barney Corporate
  Trust...............................................       560,000            *             9,696
City of Albany Pension Plan/Merrill Lynch.............       210,000            *             3,636
City of Birmingham Retirement & Relief System/
  Deutsche Bank.......................................       600,000            *            10,389
HealthNow New York, Inc./M&T Bank.....................       125,000            *             2,164
The Cockrell Foundation/Salomon Smith Barney, Inc.....        75,000            *             1,298
Greek Catholic Union of the USA/Salomon Smith Barney,
  Inc. ...............................................        50,000            *               865
Kettering Medical Center Funded Depreciation Account/
  Merrill Lynch.......................................        70,000            *             1,212
SPT/Prudential Securities, Inc. ......................     1,500,000            *            25,974
The Fondren Foundation/Chase Texas....................        75,000            *             1,298
Physicians' Reciprocal Insurers Account #7/Citibank
  N.A. ...............................................       900,000            *            15,584
Southdown Pension Plan/Mellon Trust...................       130,000            *             2,251
Arkansas PERS/Hare & Co. .............................     1,550,000            *            26,839
ICI American Holdings Trust/Northman & Co. ...........       775,000            *            13,419
Zeneca Holdings Trust/Fuelship & Co. .................       525,000            *             9,090
Delaware PERS/Nap & Co. ..............................     2,150,000            *            37,229
Southern Farm Bureau Life Insurance/Gorgins & Co. ....       800,000            *            13,852
Syngenta AG/Rulbare & Co. ............................       375,000            *             6,493
Prudential Insurance Co. of America/Ifpco & Co. ......        85,000            *             1,471
AIG/National Union Fire Insurance/Mac & Co. ..........       790,000            *            13,679
Boilermakers Blacksmith Pension Trust/Kane & Co. .....     1,925,000            *            33,333
State of Oregon/Equity/Westcoast & Co. ...............     7,000,000         3.18%          121,212
Duke Endowment/Cede & Co. ............................       500,000            *             8,658
Louisiana CCRF/How & Co. .............................       350,000            *             6,060
Delta Airlines Master Trust/Kane & Co. ...............       775,000            *            13,419
Starvest Combined Portfolio/Hare & Co. ...............       530,000            *             9,177
State of Florida Division of Treasury/Kane & Co. .....     2,050,000            *            35,497
Bay County PERS/How & Co. ............................       200,000            *             3,463
Froley Revy Convertible Securities Fn./Barnet &
  Co. ................................................       225,000            *             3,896
Ondeo Nalco/How & Co. ................................       150,000            *             2,597
State of Mississippi Health Care Trust Fund/Kennebunk
  & Co. ..............................................       600,000            *            10,389
Arbitex Master Fund, L.P./Deutche Bank Securities
  Inc. ...............................................    17,900,000         8.14%          309,956
Lyxor Master Fund ref HW/Bear Stearns Securities
  Corp. ..............................................     6,000,000         2.73%          103,896
Dodeca Fund, L.P./Morgan Stanley Dean Witter Prime
  Brokerage...........................................     1,000,000            *            17,316
Lehman Brothers Inc. .................................     5,100,000         2.32%           88,311

                                                         AMOUNT OWNED                  NUMBER OF SHARES
                                                        PRIOR TO THIS                   OF COMMON STOCK
                                                         OFFERING AND    PERCENT OF     INTO WHICH THE
NAME OF SELLING SECURITYHOLDER/                         OFFERED HEREBY   OUTSTANDING   AMOUNT OFFERED IS
REGISTERED HOLDER                                        (IN DOLLARS)    DEBENTURES       CONVERTIBLE
-------------------------------                         --------------   -----------   -----------------
Credit Suisse First Boston Corporation................     3,770,000         1.71%           65,281
HFR CA Select Fund/Cede & Co. ........................       500,000            *             8,658
San Diego County Employee Retirement Association/ Cede
  & Co. ..............................................     1,600,000            *            27,705
Zazove Convertible Arbitrage Fund L.P./Cede & Co. ....       900,000            *            15,584
Zazove Hedged Convertible Fund L.P./Cede & Co. .......     2,500,000         1.14%           43,290
Zazove Income Fund L.P./Cede & Co. ...................     2,000,000            *            34,632
Zurich International Benchmarks Master Fund Ltd./Cede
  & Co. ..............................................     2,500,000         1.14%           43,290
GDO Equity Arbitrage Master Fund/Goldman Sachs........     5,000,000         2.27%           86,580

---------------
*  Less than one percent.

1. Investment power over the debentures held by this entity is held by Mr. Dean Pohl.

2. Investment power over the debentures held by this entity is held by Mr. Nick Calamos.

3. Investment power over the debentures held by this entity is held by Mr. Justin Kass.

4. Investment power over the debentures held by this entity is held by Mr. Clint Carlson.

5. Investment power over the debentures held by this entity is held by Mr. Hareesh Paranjape.

6. Investment power over the debentures held by this entity is held by Mr. Anthony B. Bosco.

                              PLAN OF DISTRIBUTION

     The debentures and the common stock into which the debentures are convertible are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of the debentures or the common stock by selling securityholders.

     The selling securityholders, including their pledgees or donees, may sell the debentures and the common stock into which the debentures are convertible directly to purchasers or through underwriters, broker-dealers or agents. If the debentures or the common stock into which the debentures are convertible are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent's commissions. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The debentures and the common stock into which the debentures are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve block transactions:

     - on any national securities exchange or quotation service on which the debentures or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     In connection with sales of the debentures and the common stock into which the debentures are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the debentures and the common stock into which the debentures are convertible in the course of hedging the positions they assume. The selling securityholders may also sell short the debentures and the common stock into which the debentures are convertible and deliver the debentures or the common stock into which the debentures are convertible to close out short positions, or lend or pledge the debentures or the common stock into which the debentures are convertible to broker-dealers that in turn may sell such securities.

     The aggregate proceeds to the selling securityholders from the sale of the debentures or common stock into which the debentures are convertible offered by them hereby will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of debentures or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     In order to comply with the securities laws of some states, if applicable, the debentures and common stock into which the debentures are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the debentures and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the debentures and common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any debentures or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific debentures or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of the holders of the debentures to register their debentures and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the debentures and the common stock, including liabilities under the Securities Act. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the debentures and the common stock covered by this prospectus.

                                 LEGAL MATTERS

     Certain legal matters have been passed upon for Radian Group Inc. by Reed Smith LLP, Philadelphia, Pennsylvania and for the initial purchasers by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated herein by reference from the Radian Group Inc. Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus incorporates documents by reference which are not presented in or delivered with this prospectus.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities, are incorporated by reference into and are deemed to be a part of this prospectus from the date of filing of those documents.

     You should rely only on the information contained in this document or that which we have referred you to. We have not authorized anyone to provide you with any additional information.

     The following documents, which have been filed by us with the Securities and Exchange Commission are incorporated by reference into this prospectus:

     - our Annual Report on Form 10-K for the year ended December 31, 2001;

     - our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2002;

     - our Quarterly Report on Form 10-Q for the three-month period ended June 30, 2002; and

     - our description of our common stock that is contained in our Registration Statement on Form 8-A filed on August 24, 1992, under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

     We have filed reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza                            Citicorp Center
Room 1024                                  500 West Madison Street
450 Fifth Street, N.W.                     Suite 1400
Washington, D.C. 20549                     Chicago, Illinois 60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that such statement is modified or replaced by a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are themselves specifically incorporated by reference). Requests for such copies should be directed to the following: Radian Group Inc., 1601 Market Street, Philadelphia, Pennsylvania, 19103, Attention:
Investor Relations, telephone (215) 564-6600.

     This prospectus is not an offer to sell nor is it seeking an offer to buy our securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is correct as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our securities.

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     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SECURITIES IT DESCRIBES, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Summary................................    1
Risk Factors...........................    6
Radian Group...........................   17
Forward-Looking Statements.............   18
Ratio of Earnings to Fixed Charges and
  to Combined Fixed Charges and
  Preferred Stock Dividends............   19
Use of Proceeds........................   19
Description of Debentures..............   20
Description of Capital Stock...........   39
United States Taxation.................   43
Selling Securityholders................   51
Plan of Distribution...................   55
Legal Matters..........................   57
Experts................................   57
Where You Can Find More Information....   57

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                                  $220,000,000

                               RADIAN GROUP INC.
                            2.25% SENIOR CONVERTIBLE
                              DEBENTURES DUE 2022

                                CONVERTIBLE INTO
                              3,809,524 SHARES OF
                                  COMMON STOCK
                            ------------------------

                                 [RADIAN LOGO]
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